

82-1561

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED




05007096

中期報告 INTERIM REPORT 2004/2005

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2004, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,296 million, representing an increase of 22% as compared with the restated net profit recorded in the corresponding period of the previous financial year. Earnings per share was HK$0.71. As there was no development project completed during the period under review, profit from the pre-sales of units will be accounted for upon completion of projects in the second half of the current financial year.

The Board has resolved to pay an interim dividend of HK$0.40 per share to shareholders whose names appear on the Register of Members of the Company on 20th April, 2005.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 18th April, 2005 to Wednesday, 20th April, 2005, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 15th April, 2005. Warrants for the interim dividend will be sent to shareholders on or before Friday, 22nd April, 2005.

Management Discussion and Analysis

BUSINESS REVIEW

Property Sales

During the period under review, the local economy made a marked recovery. Also, Mainland China continued to record strong economic growth. Foreign establishments as well as domestic businesses in Hong Kong both expanded their operations locally and also increased their local capital investments. The local employment market has been beneficiary of these positive developments. Consumer spending by Hong Kong citizens have shown an increase and these developments have also led to a boost in confidence for consumer spending and home purchase by local residents. Property sales activities were maintained at a brisk pace and significant improvements were recorded in sales prices, particularly for luxurious residential properties. Pre-sale of the Grand Promenade development of the Group which is situate at the eastern part of Hong Kong recorded satisfactory results. During the six-month period that ended on 31st December, 2004, approximately 1,700 completed units and pre-sale units were sold by the Group which included approximately 1,000 units that are attributable to the Group. Sales proceeds of these units, of which around 600 units were pre-sold, amounted to approximately HK$4.8 billion attributable to the Group.

The Group has commenced pre-sale or sale of the following major development projects which are under construction or have been completed:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area of the project attributable to the Group (sq. ft.)
Hong Kong			
1. 28 Lo Fai Road Tai Po	Casa Marina I	100.00	226,561
2. 1 Lo Ping Road Tai Po	Casa Marina II	100.00	182,545
3. 1-98 King's Park Hill Road	King's Park Hill	62.20	149,972
4. 3 Seymour Road	Palatial Crest	63.35	117,384
5. 8 Hung Lai Road	Royal Peninsula	50.00	739,276
6. 99 Tai Tong Road Yuen Long	Sereno Verde - Phases 1 & 2 - Phases 3 & 4 (La Pradera)	44.00	502,219
7. 933 King's Road	Royal Terrace	100.00	138,373
8. Tseung Kwan O Town Lot Nos. 57 & 66	Park Central - Phases 1 & 2	24.63	722,352
9. 8 Fuk Lee Street	Metro Harbour View - Phases 1 & 2 (Residential)	73.02	1,054,567
10. 3 Kwong Wa Street	Paradise Square	100.00	159,212
11. 38 Tai Hong Street Sai Wan Ho	Grand Promenade	63.56	913,727
12. 39 Taikoo Shing Road (16 Shipyard Lane / 39 Taikoo Shing Road)	Splendid Place	75.00	64,517
13. Tseung Kwan O Town Lot No. 74	Park Central - Phase 3 (Central Heights)	25.00	79,766

Landbank

The Group focused on making applications for land-use conversion of its agricultural land sites and continuing negotiations with the Government in connection with fixing land premium for certain agricultural land conversion sites of the Group, with a view to acquiring property development sites at relatively low costs. During the period under review, the Group also actively sought for acquisition of agricultural lands with great development potential. Recently, the Group acquired various agricultural land lots amounting to over 4 million sq. ft. which can be converted to development land in the near term.

Land-use modification premium in respect of the Group's site that is situate at 223-231 Wai Yip Street in Kwun Tong has already been paid. This site is now modified to office-cum-retail development usage with attributable permitted development floor area of approximately 1 million sq. ft. The Group is presently making preparation for the development plan of this project and this development will, upon completion, become a landmark project in the Kwun Tong District. During the period under review, the Group acquired certain agricultural land lots near Fanling Sheung Shui Town Lot No. 229, Ng Uk Tsuen, Fanling. After payment of the land-use conversion premium, the gross residential floor area of this development attributable to the Group will be increased to approximately 220,000 sq. ft. Also, for another agricultural land plot that is situate in Ng Uk Tsuen, Fanling known as Fanling Sheung Shui Town Lot No. 189, land-use conversion premium was paid in full in July of last year and the attributable residential development footage for this site is now increased to approximately 220,000 sq. ft.

During the period under review, the Group acquired a site located at 33 Lai Chi Kok Road, Kowloon that can be developed into a residential-cum-retail project of approximately 84,000 sq. ft. in total gross floor area. Also, the Group acquired the residential site situate at 590-596 Canton Road, Kowloon and this site will be combined with an existing site of the Group, being 598-600 Canton Road, to develop into a project of approximately 34,000 sq. ft. in total gross floor area. Further, during the period under review, four floors of an office building located at 9 Queen's Road, Central totally of 55,000 sq. ft. in gross floor area were acquired by the Group.

As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 19 million sq. ft. in gross floor area and the Group also held agricultural land lots of approximately 22.5 million sq. ft. in terms of total site area.

Subsequent to the period under review, agreement has been reached with the Government on fixing the land modification premium in respect of the two sites situate at 712 Prince Edward Road East / 112 King Fuk Street and 9-11 Sheung Hei Street both in San Po Kong that can be developed for hotel or commercial usage with a total gross floor area of approximately 340,000 sq. ft. attributable to the Group.

West Kowloon Cultural District Project

In the middle of 2004, the Group on its own as a proponent submitted a proposal to the Hong Kong Government for development of the West Kowloon Cultural District Project. Various professional group forums and community public consultation sessions were held in respect of the proposals received by the Government on this project and the Group also participated in all of such meetings. The Government further provided premises in Kowloon as well as in Hong Kong Island for the exhibition of the project models related to the proposals for public viewing purposes. In addition, the public consultation period for the West Kowloon Cultural District project which already commenced in the fourth quarter of 2004 is aimed at seeking suggestions and comments from the general public on this project.

Under the proposal submitted by the Group, 3.45 million sq. ft. in development gross floor area of the project will be dedicated for cultural and arts purposes whereas commercial and residential development will amount to 7.35 million sq. ft. in gross floor area. The total development gross floor area proposed for the project thus amount to 10.8 million sq. ft. which equates to a plot ratio of 2.5 times. The mission is to create connectivity economically between culture and commerce, and socially between artists and the general public. Focusing on the notion "People is our priority", it aims to encourage Hong Kong citizens to participate actively in cultural and arts activities and promote Hong Kong as the cultural metropolis of Asia.

Property Rental

During the period under review, the total rental income of the Group amounted to approximately $1,113 million, which represented stable improvement as compared with the corresponding period of the previous financial year. Average occupancy level of the core rental properties has increased steadily to 96% during the first half of the current financial year, representing an increase of 2% as compared with the corresponding period of the previous financial year.

Following the continual expansion of those regions in Mainland China which are granted the Individual Visit Scheme status permitting residents of Mainland China to come to visit Hong Kong, visitors generating from this source continued to show unabated increase. The economy of Hong Kong embarked on a recovery path and rental rates of retail properties of the Group recorded a steady growth as a result, with double-digit increase in rental recorded in some of the Group's rental properties. The office portfolio of the Group also saw occupancy levels and rental rates on the rise, as the economy picked up in the second half of last year. Redecoration and refurbishment work on the Miramar Shopping Centre to be undertaken in stages had already commenced. Also, work on reconfiguration of part of the Shatin Plaza for improving tenancy mix had already commenced, aiming to bring about increase in unit rental for the premises in this shopping centre.

The Group and its listed associate, The Hong Kong and China Gas Company Limited, together own 47.5% of the International Finance Centre project which is located at the Airport Railway Hong Kong Station. As at the end of the period under review, both the shopping mall and office towers of this project were almost completely leased out and this project has already become a new landmark in Hong Kong.

As at the end of the period under review, the rental property portfolio of the Group totally amounted to 7.9 million sq. ft.

Construction and Property Management

Four construction arms of the Group, namely, E Man, Heng Tat, Heng Shung and Heng Lai, with their rich experience and high efficiency, had completed the majority of the development projects of the Group. Besides professional cost and quality control, a lot of efforts had been made on environmental protection and safety, and remarkable progress had been achieved. While the site accident rate had hugely been reduced to a level significantly below the industrial average, the superb performances of the companies were also recognized by the industry and it was substantiated by the various industrial awards received. They included the "Considerate Contractors Award" and "Site Cleanliness and Tidiness Grand Award" from Works Bureau as well as the "Meritorious Award in Site Team" and "Meritorious Award in Building Site (Privates Sector)" from Labour Department and Occupational Safety & Health Council. In addition, the Two International Finance Centre construction project, completed jointly by E Man, has received the most prestigious "Quality Building Award". Based on its success in private development, E Man is proactively tendering for large-scale government projects and is ready to widely provide its unparalleled high quality construction services to the Hong Kong community.

Hang Yick and Well Born, wholly-owned subsidiaries of the Group, provide high-quality property management services for residential estates, offices, factories, industrial buildings, shopping arcades and car parks developed by the Group, and units of Housing Authority. They have already been successfully accredited with certificates of ISO9001, ISO14001 and OHSAS18001. To maintain the management quality and efficiency, the Integrated Management System (IMS) has also been adopted. Furthermore, estates managed by Well Born have obtained Q-Mark certificates. By the activities of vocational training, volunteer, environmental protection, occupational health and safety and the like, the two subsidiaries have demonstrated continuous improvement on the quality of staff, service performance and social commitments. Devoted endeavor to serve the underprivileged was also committed. From July to December 2004, they were awarded a total of 74 public awards, which include "Good People Management Award", "The 2003 Champion of Highest Service Hour Award", "2004 Hong Kong Eco-Business Awards – Green Innovative Practice Award on Environmental Education (Gold Award)" and four consecutive years of "Employers Gold Star Award – Platinum Award" and so on. Following the successful implementation of the "Year of Team Spirit", the 2005 "Year of Integrity" will intensify the propagation of the Group's traditional image on clean and moral standards.

Henderson Club

In August 2004, Henderson Club was launched by the Group to enhance communication between the Group and its customers. Alongside with the establishment of the Henderson Club, the Henderson Club Credit Card was launched in the form of Visa credit card co-branded with The Bank of East Asia, Limited, offering privileges and bonus points to the members of the Henderson Club. Following a series of promotional programmes on membership application put in place by the Group, these initiatives were met with good market response, with membership numbers continuing to show an increase. In addition, Henderson Club will review its offerings on a regular basis with a view to delivering more offerings and activities to its members for allowing the development of closer relationship with its members, thereby offering better services to the various customers of the Group.

Henderson Investment Limited

The consolidated profit of this group for the six months ended 31st December, 2004 amounted to HK$868 million, representing an increase of 5% over that recorded in the corresponding period of the previous financial year. During the period under review, the total rental income of this group amounted to approximately HK$325 million which showed steady improvement over the corresponding period of the previous financial year. Average occupancy level of the core rental properties increased steadily to 96% during the first half of the current financial year, representing an increase of 2% as compared with that recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of this group totally amounted to 1.9 million sq. ft. The Newton Hotel Hong Kong and the Newton Hotel Kowloon of this group recorded an average occupancy level of approximately 90%, with slight increase in room tariff rates seen during the period under review. Benefiting from the Individual Visit Scheme and Closer Economic Partnership Arrangement ("CEPA") policies which were initiated by the Central Government, the retailing business of this group that is operated under its Citistore outlets recorded an increase in turnover during the period under review as compared to that recorded in the corresponding period of the previous financial year.

Megastrength Security Services Company Limited is wholly-owned by this group and provides professional "One-Stop Shop" for security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional securing services both to Group and non-Group customers. The operational performance as well as business reputation of this subsidiary continues to show satisfactory improvement.

China Investment Group Limited, a 64%-owned subsidiary of Henderson Investment Limited that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to this group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$107.2 million in profit contribution to this group during the six-month period which ended on 31st December, 2004.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit attributable to shareholders that amounted to HK$3,052 million in the financial year ended 31st December, 2004, representing an increase of HK$0.8 million as compared to that recorded in the previous financial year. As at the end of 2004, the number of customers reached 1,562,278, an increase of 42,112 customers over the previous year. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. This has resulted in an ample supply of natural gas to surrounding areas and has facilitated the rapid growth of gas consumption markets. This group's development of city piped-gas business on the Mainland has been making good progress since 2004 with new projects successfully concluded in the Shunde District of Foshan in Guangdong Province, Danyang in Jiangsu Province, Beijing Economic-Technological Development Area, Anqing in Anhui Province, Huzhou in Zhejiang Province and Jilin City in Jilin Province. Overall, this group now has joint ventures in 30 Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group was rated as one of the top ten companies in Yazhou Zhoukan's 2004 Chinese Business 500 listing and was ranked fourth for Hong Kong.

In Hong Kong, several substantial pipelaying projects are at the planning stage or currently under way. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. The trunk main which will supply gas to the international theme park in Lantau Island was completed in April 2004. On the property development front, this group has a 15% interest in the Airport Railway Hong Kong Station property development project. The shopping mall and office tower of Two International Finance Centre are almost fully let. The project's six-star hotel tower and suite hotel tower, both to be managed by Four Seasons Hotels and Resorts, are expected to commence operations in September 2005. Pre-sale of the Grand Promenade, Sai Wan Ho property development project in which this group has a 50% interest commenced in early August 2004, and is progressing well with good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million sq. ft., and is expected to yield substantial returns. On the other hand, the Ma Tau Kok south plant site is being developed into five residential apartment buildings, providing approximately 1,800 units, with a residential floor area of about 980,000 sq. ft. Including the commercial area, the total floor area of this project will be around 1.1 million sq. ft. This project is due for completion in 2006.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2004 amounting to HK$393 million, representing an increase of 48.5% as compared to that recorded in 2003. This group's profit for the year was mainly generated from the sale of the residential units of Metro Harbour View and the write back of previous revaluation deficit on the investment properties of this group. During the year under review, a total of about 600 residential units of Metro Harbour View were sold and this group recorded an operating profit of approximately HK$304 million from the units sold. The occupancy rate in respect of the commercial arcade of this project, taking into account of the committed tenancies, stood at 91% at the end of the year under review. The land exchange of the development site at No. 222 Tai Kok Tsui Road has been completed. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq. ft. and foundation works will commence in due course. As for the development of Nos. 43-51A Tong Mi Road, pre-sale will be launched in mid 2005 and project completion is scheduled for 2006. The lease modification of No. 6 Cho Yuen Street, Yau Tong has been completed and will be developed into a residential-cum-commercial property with a total gross floor area of approximately 150,000 sq. ft., with completion to be scheduled for 2007. The Ferry, Shipyard and Related Operations recorded an operating loss of approximately HK$5 million, representing a significant improvement from the loss in last year. It is expected that the sale of the remaining units of Metro Harbour View will remain the primary source of income for this group in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$159 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2004, representing an increase of 64% over that recorded in the corresponding period of the previous financial year. With improvement in the world economy, coupled with supportive policies towards Hong Kong from the Central Government, the job market in Hong Kong has stabilised and consumer confidence has improved. Under the circumstances, this group was provided with a more favourable operating environment. For the period under review, Hotel Miramar recorded an average occupancy rate of 90% with increase in its average room rates in line with market level, and achieved a satisfactory increase in its operating profits compared with the same period last year. The average occupancy rates of the Miramar Shopping Centre and the Grade A offices of the Miramar Tower increased to 93% and 95% respectively, but rental income of these properties experienced a slight drop. As the property market continues to improve, it is expected that over time, rental income will also improve. Nearly 80% of the Knutsford Steps complex has been leased. The property market in California, USA remained positive. During the financial period under review, this group successfully sold approximately 96 acres of residential land and 16 acres of commercial land in Placer County at satisfactory prices, which generated meaningful profit contribution to this group. The property market in Shanghai has been healthy. Almost all the Shang-Mira Garden retail shops and all office units were successfully leased out. In addition, some of the leased office units were sold during the period under review. The food and beverage operations of this group showed a satisfactory performance during the period, registering increases in both profit and turnover as compared to the corresponding period of the previous year. Benefiting from the strengthening consumer confidence, revenues of cruise business, air ticket and hotel packages and commercial travel sectors increased satisfactorily compared to the same period last year.

Henderson China Holdings Limited

For the six months ended 31st December, 2004, the unaudited consolidated net loss of this group after taxation and minority interests amounted to HK$12 million as compared to a net loss of HK$32 million that was recorded in the corresponding period of the previous financial year. Continual increase in gross domestic product and increasing inflow of foreign capital were sustained in Mainland China. Household income of residents in the major cities have shown marked improvement in recent years. These have resulted in growth in spending power and stimulated strong urge for property ownership amongst the domestic citizens. Property markets in major cities in Mainland China recorded satisfactory performance. In addition, demand from foreign enterprises and certain domestic companies for quality office properties also showed a rising trend. The residential property segment showed significant improvement as property sales were kept active. In the period under review, the joint venture development project of Lexi New City Phase IX had been sold out.

Construction work of Office Tower II of The Grand Gateway project in Shanghai had made satisfactory progress during the period under review and it is expected to be completed in mid-2005 as scheduled. Preparation in respect of leasing of this project is currently underway. This group is actively pursuing with the preparation of development plans for various sites including the large-scale mixed development project at Chao Yang District in Beijing as well as the commercial-residential project at No. 210 Fangcun Avenue, Fangcun District in Guangzhou, and foundation work in respect of the latter project is in progress.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$4 million for the six months ended 31st December, 2004 as compared with HK$11 million loss that was recorded for the corresponding period of the previous financial year. During the period under review, this group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD and retail businesses. With users and registered subscribers of the various services by this group growing to a total of 430,000 as at the end of December 2004, these business operations represent the major source of income for this group.

Corporate Finance

The Group has always adhered to prudent financial management principles. In view of the historically low interest rate environment in Hong Kong, the Group capitalized on the prevailing favourable local loan market conditions to sign up in mid-September, 2004 jointly with Henderson Investment Limited a HK$10 billion syndicated loan facility fixed at extremely attractive interest margins that consists of a 5-year tranche and a 7-year tranche in equal amounts, aiming to substantially increase banking facility limits available to the Group and also to lengthen its loan maturity profile. Taking the form of a revolving credit, this sizeable financing transaction will offer optimal flexibility to facilitate the funding of future major investments and business expansion of the Group. The syndicated loan facility was participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has an abundant amount of bilateral banking facilities in place, which are predominately denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

PROSPECTS

The implementation of the various measures initiated by the Central Government which include the Closer Economic Partnership Arrangement ("CEPA"), Individual Visit Scheme as well as the recent implementation of policies by the Central Government to facilitate outward investment by enterprises of the Mainland to invest in Hong Kong have led to a faster pace of economic development in Hong Kong. It is anticipated that the global economy will maintain its steady growth and the macro-economic measures adopted by the Central Government to regulate its domestic economy will also enable healthy economic development in Mainland China to be sustained. These will contribute to continuing economic growth in Hong Kong. Coupled with further clarification of the land policy by the Government, these will all benefit the overall property market of Hong Kong.

The Group will have a number of developments to be put up for sale. These include the large-scale luxurious waterfront residential project of its listed associate, The Hong Kong and China Gas Company Limited, located at 38 San Ma Tau Street in Kowloon which will provide a total of 1,800 flats. In addition, the residential project situate at Tai Po Town Lot No. 161 neighbouring the waterfront will provide 500 luxurious sea-view villas. Also, the Group will plan to launch the sale of the neighbouring development situate at 8 Fuk Hang Tsuen Road in Lam Tei, Tuen Mun at the time of commissioning of the Deep Bay Link towards the end of this year. This project will provide approximately 1,600 quality residential units in total. As for the Grand Promenade project situate in Hong Kong Island, results of pre-sale has been satisfactory after the public viewing of the new show flats of this project. Furthermore, pre-sale of another project of the Group that is located in the same district situate at Taikoo Shing Road known as the Splendid Place was met with very good response at the time of launch during the Chinese New Year period and all of the residential units as well as the shop units, except for those penthouse units which were specifically kept on reserve, were sold out within a short time span, thereby reflecting the strong demand for quality residential units in the urban area. Further, completed units at the Metro Harbour View project situate in Kowloon were also put up for sale. Since most of these projects are of relatively low development cost, it is anticipated that sale of these projects will bring substantial profit to the Group.

In respect of land replenishment, the Group has recently acquired several agricultural land plots situate in the New Territories which amount to over 4 million sq. ft. in land area in aggregate. These land plots will be converted into development land in the near term. The Group will take necessary steps to make application of land-use change in connection with future development of these sites. Furthermore, recent increase in land supply on the part of the Government will provide opportunities for the Group to expand its land bank. At the same time, the Group will also continue with its efforts to negotiate with the Government on proposals relating to change in land use as well as for fixing of land premium for modification and conversion of land use in respect of project sites owned by the Group. In addition, the Group will participate actively in land acquisition proposals such as that for the West Kowloon Cultural District.

As for the property rental market, rental and occupancy rates of the retail shopping properties and office properties of the Group have both registered steady improvement amidst growth recorded in the local economy. The Group will refurbish its core rental properties from time to time and will enhance the tenancy mix of these projects in order to improve the quality and enhance the rental income of these properties. The office towers and shopping mall of the International Finance Centre project which is located in the core central area of Hong Kong has become home to local operations of major global financial institutions and foreign enterprises. The office towers as well as the shopping mall of this project is now almost completely leased and the suite hotel of this project known as the Four Seasons Place is also scheduled to be open for business in September of this year. The Group possesses a rental property portfolio of close to 8 million sq. ft. and these properties will bring stable growth in rental income to the Group.

It is anticipated that demand for local residential properties will continue to increase and residential property prices will record satisfactory increase. This will result in growth in income in respect of property sales of the Group. With the anticipated gradual completion of the Grand Promenade, the Fuk Hang Tsuen project in Lam Tei and the Royal Green in Fanling in the second half of this financial year, profits from the pre-sales of units will be accounted for accordingly. Added with stable recurrent income generating from the Group's rental property portfolio and also steady profit contributions from the listed associated companies of the Group, it is anticipated that, in the absence of unforeseen circumstances, performance of the Group will show satisfactory growth in the current financial year.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account - unaudited

	Notes	For the six months ended 31st December, 2004 HK$'000	2003 restated HK$'000
Turnover	4	**2,561,816**	3,499,562
Direct costs		**(1,179,540)**	(2,351,734)
		1,382,276	1,147,828
Other revenue	5	**33,849**	50,860
Other net income	5	**13,923**	119,388
Selling and marketing expenses		**(136,902)**	(183,471)
Administrative expenses		**(300,283)**	(295,479)
Other operating expenses	6	**(30,288)**	(44,702)
Profit from operations		**962,575**	794,424
Finance costs	8(a)	**(34,167)**	(20,042)
Non-operating income	7	**38**	112,334
		928,446	886,716
Share of profits less losses of associates		**840,642**	638,518
Share of profits less losses of jointly controlled entities		**90,916**	52,302
Profit from ordinary activities before taxation	8	**1,860,004**	1,577,536
Income tax	9	**(273,678)**	(244,283)
Profit from ordinary activities after taxation		**1,586,326**	1,333,253
Minority interests		**(290,479)**	(275,185)
Profit attributable to shareholders		**1,295,847**	1,058,068
Interim dividend declared after the interim period end	10(a)	**725,832**	635,103
Earnings per share	11	**HK$0.71**	HK$0.60

The notes on pages 14 to 31 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Notes	At 31st December, 2004 unaudited HK$'000	At 30th June, 2004 restated audited HK$'000
Non-current assets			
Fixed assets	12		
- Investment properties		**33,501,166**	32,394,678
- Other fixed assets		**7,065,900**	6,879,161
		40,567,066	39,273,839
Interest in associates		**14,867,984**	14,616,111
Interest in jointly controlled entities		**11,814,983**	12,238,056
Investments in securities		**350,865**	326,153
Properties held for development		**4,731,596**	4,364,957
Instalments receivable	13(a)	**1,183,534**	1,347,579
Deferred expenses		**51,555**	80,780
Long term receivable		**140,728**	131,430
Deferred tax assets		**248,587**	208,675
		73,956,898	72,587,580
Current assets			
Leasehold land		**3,649,363**	3,372,067
Properties under development		**6,466,491**	6,200,320
Properties held for resale		**43,460**	43,460
Completed properties for sale	14	**5,159,256**	5,541,149
Inventories		**52,538**	47,550
Investments in securities		**—**	41,096
Amounts due from customers for contract work		**66,280**	25,684
Deposits for acquisition of properties		**1,296,852**	1,266,075
Loans receivable		**50,488**	78,689
Debtors, prepayments and deposits	15	**1,248,094**	1,097,048
Instalments receivable	13(b)	**287,281**	257,880
Cash held by stakeholders		**88,051**	—
Pledged bank deposits		**20,205**	20,205
Cash and cash equivalents	16	**3,167,588**	3,782,850
		21,595,947	21,774,073

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Notes	At 31st December, 2004 Unaudited HK$'000	At 30th June, 2004 restated audited HK$'000
Current liabilities			
Bank loans and overdrafts			
- Secured		**93,158**	54,242
- Unsecured		**985,161**	1,168,491
Unsecured other loans		**26,320**	26,320
Guaranteed convertible notes		**5,561,300**	—
Forward sales deposits received		**356**	356
Rental and other deposits		**390,475**	376,326
Creditors and accrued expenses	17	**1,492,761**	1,646,771
Amounts due to customers for contract work		—	34,333
Current taxation		**490,822**	546,106
		9,040,353	3,852,945
Net current assets		**12,555,594**	17,921,128
Total assets less current liabilities		**86,512,492**	90,508,708
Non-current liabilities			
Bank loans			
- Secured		**135,679**	183,422
- Unsecured		**8,298,877**	3,804,376
Unsecured other loans		**12,327**	12,327
Guaranteed convertible notes		**188,700**	5,750,000
Land premium		**17**	17
Amounts due to fellow subsidiaries		**918,480**	5,025,435
Deferred tax liabilities		**1,085,522**	1,064,859
		10,639,602	15,840,436
		75,872,890	74,668,272
Minority interests		**13,762,558**	13,461,017
		62,110,332	61,207,255
Capital and reserves			
Share capital	18	**3,629,160**	3,629,160
Share premium	19	**11,157,446**	11,157,446
Capital reserves	20	**1,721,446**	1,720,705
Investment property revaluation reserve	21	**12,793,558**	12,188,345
Retained profits	22	**32,808,722**	32,511,599
		62,110,332	61,207,255

The notes on pages 14 to 31 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Statement of Changes in Equity - unaudited

	Notes	For the six months ended 31st December, 2004 HK$'000	2003 restated HK$'000
Shareholders' equity at 1st July			
- as previously reported		**61,236,456**	52,929,019
- prior period adjustment arising from change in accounting policy for depreciation	2	**(29,201)**	(32,477)
- as restated		**61,207,255**	52,896,542
Surpluses on revaluation of investment properties, net of deferred tax	21	**613,120**	8,888
Deferred tax liability charged to other properties revaluation reserve	20	**36**	—
Net gains not recognised in the profit and loss account		**613,156**	8,888
Net profit for the period			
- as previously reported			1,052,202
- prior period adjustment arising from change in accounting policy for depreciation	2		5,866
- net profit for the period (2003 – as restated)	22	**1,295,847**	1,058,068
Dividend approved and paid during the period	10(b)	**(998,019)**	(816,561)
Investment property revaluation (surpluses)/deficits realised upon disposal of properties during the period	21	**(7,907)**	1,042
Movements in shareholders' equity arising from capital transactions with shareholders			
- issue of shares	18	—	184,880
- net share premium received	19	—	2,769,531
		—	2,954,411
Shareholders' equity at 31st December		**62,110,332**	56,102,390

The notes on pages 14 to 31 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement - unaudited

	Notes	For the six months ended 31st December, 2004 HK$'000	2003 HK$'000
Net cash used in operating activities		**(4,038,071)**	(1,630,707)
Net cash from/(used in) investing activities		**274,590**	(68,334)
Net cash from financing activities		**3,241,163**	1,601,418
Net decrease in cash and cash equivalents		**(522,318)**	(97,623)
Cash and cash equivalents at 1st July		**3,553,715**	2,210,476
Cash and cash equivalents at 31st December	16	**3,031,397**	2,112,853

The notes on pages 14 to 31 form part of these condensed interim financial statements.

Notes on the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), except that they have only reviewed the figures in respect of the six months ended 31st December, 2004, and did not review the comparatives for the six months ended 31st December, 2003. KPMG's independent review report to the Board of Directors is included on page 48.

These condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKICPA and the disclosure requirements set out in Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2 PRINCIPAL ACCOUNTING POLICIES

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited accounts for the year ended 30th June, 2004, except as described below:

In prior years, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided on the basis of sinking fund method. With effect from 1st July, 2004, in order to comply with SSAP Interpretation 22 "The Appropriate Accounting Policies for Infrastructure Facilities" issued by the HKICPA, the Group adopted a new policy for amortisation and depreciation of infrastructure facilities, such that the amortisation of toll highway operation rights and depreciation of bridges of the Group are provided on a straight-line basis.

The new accounting policy has been adopted retrospectively. As a result of the change in this accounting policy, the opening balance of retained profits as at 1st July, 2004 has been decreased by HK$29,201,000 (1st July, 2003: HK$32,477,000) and the balance of the Group's other fixed assets, minority interests and deferred tax liabilities at 30th June, 2004 has been decreased by HK$100,846,000, HK$48,562,000 and HK$23,083,000 respectively. The change has resulted in a decrease in the net profit for the period by HK$7,470,000 (six months ended 31st December, 2003: increased by HK$5,866,000).

3 RECENTLY ISSUED ACCOUNTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the condensed interim financial statements for the six months ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Notes on the Condensed Interim Financial Statements (unaudited)

4 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	—	development and sale of properties
Property leasing	—	leasing of properties
Finance	—	provision of financing
Building construction	—	construction of building works
Infrastructure	—	investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the six months ended 31st December, 2004

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	569,070	1,025,123	47,071	296,310	152,851	66,100	64,800	340,491	–	2,561,816
Other revenue (excluding bank interest income)	–	2,795	1,396	974	979	–	755	13,091	–	19,990
External revenue	569,070	1,027,918	48,467	297,284	153,830	66,100	65,555	353,582	–	2,581,806
Inter-segment revenue	–	84,843	837	106,546	–	–	–	13,111	(205,337)	–
Total revenue	569,070	1,112,761	49,304	403,830	153,830	66,100	65,555	366,693	(205,337)	2,581,806
Segment results	102,282	703,878	43,017	77,937	107,243	5,736	4,429	60,581		1,105,103
Inter-segment transactions	16,801	(34,318)	(837)	(22,215)	–	24,910	8,311	5,420		(1,928)
Contribution from operations	119,083	669,560	42,180	55,722	107,243	30,646	12,740	66,001		1,103,175
Bank interest income										13,859
Unallocated operating expenses net of income										(154,459)
Profit from operations										962,575
Finance costs										(34,167)
Non-operating income										38
										928,446
Share of profits less losses of associates and jointly controlled entities										931,558
Income tax										(273,678)
Minority interests										(290,479)
Profit attributable to shareholders										1,295,847

Notes on the Condensed Interim Financial Statements (unaudited)

4 SEGMENTAL INFORMATION (cont'd)

For the six months ended 31st December, 2003 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	1,483,973	997,857	55,903	487,206	98,450	57,614	62,470	256,089	–	3,499,562
Other revenue (excluding bank interest income)	60	1,223	3,068	725	6,566	–	375	33,568	–	45,585
External revenue	1,484,033	999,080	58,971	487,931	105,016	57,614	62,845	289,657	–	3,545,147
Inter-segment revenue	–	96,592	1,158	282,225	–	–	–	15,126	(395,101)	–
Total revenue	1,484,033	1,095,672	60,129	770,156	105,016	57,614	62,845	304,783	(395,101)	3,545,147
Segment results	10,039	687,769	51,254	38,340	58,607	(3,577)	2,485	42,650		887,567
Inter-segment transactions	6,591	(45,004)	(1,158)	(13,157)	–	24,906	8,196	(6,780)		(26,406)
Contribution from operations	16,630	642,765	50,096	25,183	58,607	21,329	10,681	35,870		861,161
Bank interest income										5,275
Unallocated operating expenses net of income										(72,012)
Profit from operations										794,424
Finance costs										(20,042)
Non-operating income										112,334
										886,716
Share of profits less losses of associates and jointly controlled entities										690,820
Income tax										(244,283)
Minority interests										(275,185)
Profit attributable to shareholders										1,058,068

Notes on the Condensed Interim Financial Statements (unaudited)

4 SEGMENTAL INFORMATION (cont'd)

Geographical segments:

For the six months ended 31st December, 2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**2,367,891**	**193,925**	**2,561,816**
Other revenue (excluding bank interest income)	**18,272**	**1,718**	**19,990**
External revenue	**2,386,163**	**195,643**	**2,581,806**

For the six months ended 31st December, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	3,323,362	176,200	3,499,562
Other revenue (excluding bank interest income)	36,589	8,996	45,585
External revenue	3,359,951	185,196	3,545,147

5 OTHER REVENUE AND OTHER NET INCOME

	For the six months ended 31st December,	
	2004 HK$'000	2003 HK$'000
Other revenue:		
Interest income	**22,814**	10,743
Others	**11,035**	40,117
	33,849	50,860
Other net income:		
Profit on disposal of investments in securities	—	1,262
Profit on disposal of toll bridges	—	104,332
Profit/(loss) on disposal of other fixed assets	**13,375**	(681)
Others	**548**	14,475
	13,923	119,388

Notes on the Condensed Interim Financial Statements (unaudited)

6 OTHER OPERATING EXPENSES

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Bad debts written off	**10,750**	6,794
Others	**19,538**	37,908
	30,288	44,702

7 NON-OPERATING INCOME

	For the six months ended 31st December,	
	2004	2003 restated
	HK$'000	HK$'000
Surplus on revaluation of investments in securities	**24,056**	132,988
Impairment loss on other fixed assets	**—**	(435)
Amortisation of goodwill	**(24,344)**	(21,363)
Others	**326**	1,144
	38	112,334

Notes on the Condensed Interim Financial Statements (unaudited)

8 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the period is arrived at after charging:

(a) Finance costs:

	For the six months ended 31st December, 2004 HK$'000	2003 HK$'000
Interest on borrowings	**87,625**	132,291
Other borrowing costs	**42,220**	23,556
	129,845	155,847
Less: Amount capitalised*		
- interest	**(58,456)**	(114,036)
- other borrowing costs	**(37,222)**	(21,769)
	34,167	20,042

* The borrowing costs have been capitalised at rates ranging from 1.28% to 1.68% (2003: from 1.36% to 1.75%) per annum.

(b) Items other than those separately disclosed in notes 4 to 8(a):

	For the six months ended 31st December, 2004 HK$'000	2003 restated HK$'000
Amortisation and depreciation	**59,312**	55,610
Less: Amount capitalised	**(13)**	(12)
	59,299	55,598
Staff cost	**407,955**	371,455
Less: Amount capitalised	**(16,164)**	(10,036)
	391,791	361,419
Cost of sales		
- completed properties for sale	**380,289**	1,343,064
- inventories	**68,412**	69,555

Notes on the Condensed Interim Financial Statements (unaudited)

9 INCOME TAX

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31st December,	
	2004	2003 restated
	HK$'000	HK$'000
Current tax		
- Provision for Hong Kong Profits Tax	**114,391**	75,446
- Provision for taxation outside Hong Kong	**19,379**	8,477
Deferred tax		
- Origination and reversal of temporary differences	**(19,213)**	23,280
Share of associates' taxation	**149,195**	135,186
Share of jointly controlled entities' taxation	**9,926**	1,894
	273,678	244,283

Provision for Hong Kong Profits Tax has been made at 17.5% (2003: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the period.

Notes on the Condensed Interim Financial Statements (unaudited)

10 DIVIDENDS

(a) Dividends attributable to the interim period:

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Interim dividend declared after the interim period end of HK$0.40 per share (2003 : HK$0.35 per share)	**725,832**	635,103

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the interim period of HK$0.55 per share (2003 : HK$0.45 per share)	**998,019**	816,561

11 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,295,847,000 (2003 (restated): HK$1,058,068,000) and on 1,814,580,000 ordinary shares (2003: the weighted average number of 1,758,814,565 ordinary shares) in issue during the period. Diluted earnings per share for the period is not presented because the existence of outstanding guaranteed convertible notes during the six months ended 31st December, 2004 has an anti-dilutive effect on the calculation of diluted earnings per share for the period. There was no potential dilution of earnings per share for 2003.

Notes on the Condensed Interim Financial Statements (unaudited)

12 FIXED ASSETS

	Investment properties HK$'000	Other fixed assets HK$'000	Total HK$'000
Cost or valuation:			
At 1st July, 2004	32,394,678	7,867,598	40,262,276
Additions			
- acquisition of subsidiaries	10,446	—	10,446
- others	550,665	247,254	797,919
Disposals	(47,864)	(19,023)	(66,887)
Surplus on revaluation	593,241	—	593,241
At 31st December, 2004	33,501,166	8,095,829	41,596,995
Depreciation, amortisation and impairment:			
At 1st July, 2004 (restated)	—	988,437	988,437
Charge for the period	—	59,312	59,312
Written back on disposals	—	(17,820)	(17,820)
At 31st December, 2004	—	1,029,929	1,029,929
Net book value :			
At 31st December, 2004	33,501,166	7,065,900	40,567,066
At 30th June, 2004 (restated)	32,394,678	6,879,161	39,273,839

The Group's properties were reviewed as at 31st December, 2004 by the Group's internal valuer using relevant market indices. In the opinion of the Directors, all significant changes in the value of the Group's fixed assets during the period have been reflected in the condensed interim financial statements.

The Group's toll highway operation rights are pledged as securities for certain bank loans.

Notes on the Condensed Interim Financial Statements (unaudited)

13 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Under 1 month overdue	**260,500**	228,492
More than 1 month overdue and up to 3 months overdue	**2,412**	4,225
More than 3 months overdue and up to 6 months overdue	**1,765**	3,190
More than 6 months overdue	**22,604**	21,973
	287,281	257,880

14 COMPLETED PROPERTIES FOR SALE

The completed properties for sale include properties of HK$1,364,069,000 (at 30th June, 2004: HK$1,528,643,000) carried at net realisable value.

15 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Under 1 month overdue	**226,910**	120,413
More than 1 month overdue and up to 3 months overdue	**65,708**	29,149
More than 3 months overdue and up to 6 months overdue	**23,606**	14,716
More than 6 months overdue	**130,184**	115,651
	446,408	279,929
Prepayments, deposits and other receivables	**801,686**	817,119
	1,248,094	1,097,048

16 CASH AND CASH EQUIVALENTS

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Deposits with banks and other financial institutions	**2,901,980**	3,481,601
Cash at bank and in hand	**265,608**	301,249
Cash and cash equivalents in the balance sheet	**3,167,588**	3,782,850
Bank overdrafts	**(136,191)**	(229,135)
Cash and cash equivalents in the cash flow statement	**3,031,397**	3,553,715

Notes on the Condensed Interim Financial Statements (unaudited)

17 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade creditors is as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Due within 1 month and on demand	**287,437**	453,807
Due after 1 month but within 3 months	**152,778**	139,579
Due after 3 months but within 6 months	**43,612**	37,539
Due after 6 months	**376,638**	441,568
	860,465	1,072,493
Other payables and accrued expenses	**632,296**	574,278
	1,492,761	1,646,771

18 SHARE CAPITAL

	Number of shares		Nominal value	
	At 31st December, 2004 '000	At 30th June, 2004 '000	**At 31st December, 2004 HK$'000**	At 30th June, 2004 HK$'000
Authorised				
Ordinary shares of HK$2.00 each	**2,600,000**	2,000,000	**5,200,000**	4,000,000
Issued and fully paid				
Ordinary shares of HK$2.00 each				
At beginning of period/year	**1,814,580**	1,722,140	**3,629,160**	3,444,280
Issue of shares	**—**	92,440	**—**	184,880
At balance sheet date	**1,814,580**	1,814,580	**3,629,160**	3,629,160

By an ordinary resolution passed at the annual general meeting of the Company held on 6th December, 2004, the Company's authorised share capital was increased to HK$5,200,000,000 by the creation of an additional 600,000,000 ordinary shares of HK$2 each ranking for dividend and in all other respects pari passu with the existing shares of the Company.

Notes on the Condensed Interim Financial Statements (unaudited)

19 SHARE PREMIUM

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
At beginning of period/year	**11,157,446**	8,387,915
Premium on issue of shares	—	2,769,595
Expenses on issue of shares	—	(64)
At balance sheet date	**11,157,446**	11,157,446

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

20 CAPITAL RESERVES

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1st July, 2004	**251,229**	**1,449,315**	**20,200**	**(3,925)**	**3,886**	**1,720,705**
Deferred tax recognised	**36**	—	—	—	—	**36**
Transfer from profit and loss account (note 22)	—	—	—	—	**705**	**705**
At 31st December, 2004	**251,265**	**1,449,315**	**20,200**	**(3,925)**	**4,591**	**1,721,446**

The application of capital redemption reserve is governed by Section 49H of the Hong Kong Companies Ordinance.

The other properties revaluation reserve, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities, the valuation of properties and foreign currency translation.

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprises' registered capital.

Notes on the Condensed Interim Financial Statements (unaudited)

21 INVESTMENT PROPERTY REVALUATION RESERVE

	HK$'000
At 1st July, 2004	**12,188,345**
Revaluation surpluses	**542,482**
Share of revaluation surpluses in associates	**70,638**
Realised upon disposal of properties	**(7,907)**
At 31st December, 2004	**12,793,558**

22 RETAINED PROFITS

	HK$'000
At 1st July, 2004	
- as previously reported	**32,540,800**
- prior period adjustment arising from change in accounting policy for depreciation (note 2)	**(29,201)**
- as restated	**32,511,599**
Dividends approved and paid in respect of the previous year (note 10(b))	**(998,019)**
Profit for the period	**1,295,847**
Transfer to capital reserve (note 20)	**(705)**
At 31st December, 2004	**32,808,722**

Notes on the Condensed Interim Financial Statements (unaudited)

23 COMMITMENTS

At 31st December, 2004, the Group had commitments not provided for in these financial statements as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**66,425**	92,058
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**1,783,806**	1,764,234
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the Directors but not contracted for	**5,470,338**	5,705,485
	7,320,569	7,561,777

Based on information available at the balance sheet date, the Directors estimate that the Group's commitments disclosed above are payable as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Within 1 year	**2,409,915**	2,669,710
After 1 year but within 2 years	**1,725,144**	2,090,280
After 2 years	**3,185,510**	2,801,787
	7,320,569	7,561,777

Notes on the Condensed Interim Financial Statements (unaudited)

24 SIGNIFICANT LEASING ARRANGEMENTS

At 31st December, 2004, the Group's total future minimum lease payments under non-cancellable operating leases are payable as follows:

(i) Building facilities

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Within 1 year	**27,519**	33,548
After 1 year but within 5 years	**73,894**	72,874
After 5 years	**22,357**	19,575
	123,770	125,997

(ii) Telecommunications network facilities

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Within 1 year	**1,617**	2,476
After 1 year but within 5 years	—	252
	1,617	2,728

Notes on the Condensed Interim Financial Statements (unaudited)

25 CONTINGENT LIABILITIES

As at 31st December, 2004, contingent liabilities of the Group were as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
(a) Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**188,851**	215,576
(b) Guarantees given by the Company to banks to secure banking facilities of an associate and a jointly controlled entity	**2,210,229**	2,322,385
	2,399,080	2,537,961

(c) At 31st December, 2004, the Group had contingent liabilities in respect of performance bonds to guarantee for a due and proper performance of the subsidiaries' obligations amounting to HK$69,590,000. At 30th June, 2004, the Group had no contingent liabilities in relation to the said guarantees.

26 PENDING LITIGATION

Included in the balance of properties held for development ("PHFD"), an amount approximately of HK$288 million is in relation to a project co-developed by a joint venture partner ("JV partner") in People's Republic of China and a subsidiary of the Group. Due to the failure of the JV partner to fulfil the terms of the joint venture agreement ("the agreement"), the subsidiary did not complete the land use right application within the time period as required by the local authority. As at 21st December, 2004, the subsidiary filed litigation against the JV partner for the breach of the agreement.

Having consulted the legal counsel, it is considered that the subsidiary had a favourable position in the above allegation and would successfully obtain the land use right. Accordingly, no provision in respect of the PHFD held by the subsidiary has been made in the condensed interim financial statements as at 31st December, 2004.

27 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows:

	For the six months ended 31st December, **2004** HK$'000	2003 HK$'000
Building management service income (note iii)	**17,145**	17,449
Rental commission income (note iii)	**8,791**	6,635

Notes on the Condensed Interim Financial Statements (unaudited)

27 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Other interest income (note ii)	**17,171**	3,404
Building construction income (note iii)	**267,736**	468,888
Professional fee income (note i)	**31,938**	3,618
Sales commission income (note i)	**125,709**	1,606
Rental expenses (note i)	**12,649**	—

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented a trust fund managed by the Directors of the Group are as follows:

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Building construction income (note iii)	**26,285**	11,779

In addition, the Group and one of its related companies entered into a rental agreement dated 30th March, 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent-free period from 1st April, 2004 to 30th September, 2004. The total rental income and receivable from the related company during the interim period and as at 31st December, 2004 is HK$249,000.

Notes:

(i) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(ii) Interest income is calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(iii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(d) Transactions with companies controlled by a Director of the Company

Mr. Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr. Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 31st December, 2004, the advances made to these subsidiaries and associates through companies controlled or owned by Mr. Lee amounting to HK$470,464,000 (at 30th June, 2004: HK$470,464,000) and HK$586,821,000 (at 30th June, 2004: HK$586,821,000) respectively are unsecured. No interest are charged to these subsidiaries and associates by the companies controlled or owned by Mr. Lee under such arrangements during the period ended 31st December, 2003 and 2004 .

28 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for amortisation of toll highway operation rights and depreciation of bridges, details of which are set out in note 2.

Financial Review

REVIEW OF RESULTS

During the six-month period which ended on 31st December, 2004, the Group's turnover amounted to approximately HK$2,562 million, representing a decrease of 27% when compared to that recorded in the corresponding period ended 31st December, 2003. This was mainly attributed to a substantial reduction in the development completion footage of the Group during the period under review. The Group's profit attributable to shareholders amounted to approximately HK$1,296 million in the period under review, showing an increase of 22% from the restated profit of HK$1,058 million (previously stated as HK$1,052 million) which was recorded in the corresponding period of the previous financial year. The above-mentioned restatement of profit was made in accordance with the SSAP Interpretation 22 in relation to change in accounting policy regarding the amortisation or depreciation methods which the Group adopted with effect from 1st July, 2004 in connection with subsidiaries of the Group engaging in the infrastructural business.

Turnover of the Group's property development segment recorded in the six-month period under review amounted to approximately HK$569 million which represented a decrease of 62% when compared to that recorded during the corresponding period of the previous financial year reflecting the reduction in development completion footage. However, this business segment registered a profit of HK$119 million during the period under review as compared to the figure of HK$16.6 million that was recorded in the corresponding period of the previous financial year due to improving profit margin.

Gross rental revenue amounted to approximately HK$1,113 million in the interim period under review as compared to HK$1,096 million recorded in the corresponding period of the previous financial year, reflecting an increase of 2% under improving local economic conditions. Profit contribution from operation relating to property rental amounted to approximately HK$670 million in the six-month period under review and showed an increase of 4% from the figure of HK$643 million that was recorded in the corresponding period of the previous financial year.

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's property units, amounted to approximately HK$42.2 million in the interim period under review as compared to HK$50.1 million that was recorded in the corresponding period of the previous financial year due to the fall in loan outstanding amount recorded during the interim period under review.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$55.7 million in profit in the interim period under review representing an increase of 121% over that recorded in the corresponding period of the previous financial year.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$107.2 million as compared to the restated figure of HK$58.6 million (previously stated as HK$69.7 million) recorded for the corresponding period of the previous financial year mainly due to increased vehicular traffic of the Group's toll bridge in Hangzhou.

Profit contribution from hotel operation of the Group showed an increase of 44% in the interim period under review as compared to that posted in the corresponding period of the previous financial year and amounted to approximately HK$30.6 million resulting from increase in room tariffs and occupancy as the tourism industry recorded a strong recovery. The department store operation of the Group made a profit contribution of approximately HK$12.7 million in the interim period under review, showing an increase of 19% as compared to that recorded in the corresponding period of the previous financial year alongside with increase in tourists arrival and local consumer spending.

The segment of other business activities of the Group made a total profit contribution of approximately HK$66 million in the period under review as compared with HK$36 million recorded in the corresponding period of the previous financial year.

Share of profits less losses of associates of the Group amounted to approximately HK$841 million, representing an increase of 32% as compared to that recorded in the corresponding period of the previous financial year. In particular, the Group's share of profit from the three listed associates amounted to HK$730 million in the period under review as compared to HK$619 million recorded in the corresponding period of the previous financial year, reflecting the improved operating conditions in the local utility as well as the property and hotel sectors. Share of profits less losses of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities showed a significant improvement and amounted to approximately HK$91 million as compared to HK$52 million in the corresponding period of the previous financial year.

FINANCIAL RESOURCES AND LIQUIDITY

As at 31st December, 2004, shareholders' funds of the Group amounted to approximately HK$62,110 million, representing an increase of 1% when compared with the restated shareholders' funds of HK$61,207 million as at 30th June, 2004 (previously stated as HK$61,236 million). The Group is in a strong financial position and possesses a large capital base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank loan and borrowings outstanding together with outstanding amount in the Guaranteed Convertible Notes, after deducting cash holdings of approximately HK$3,188 million, amounted to approximately HK$12,114 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate financial resources for funding its ongoing operations as well as its future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2004 and 30th June, 2004 respectively are summarised as follows and are shown together with outstanding Guaranteed Convertible Notes:

	As at 31st December, 2004 HK$'000	As at 30th June, 2004 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**1,104,639**	1,249,053
After 1 year but within 2 years	**5,270,061**	2,808,744
After 2 years but within 5 years	**3,176,822**	1,191,381
Guaranteed Convertible Notes	**5,750,000**	5,750,000
Total Bank Loans and Borrowings and Guaranteed Convertible Notes	**15,301,522**	10,999,178
Less: Cash At Bank and In Hand	**(3,187,793)**	(3,803,055)
Total Net Bank Loans and Borrowings and Guaranteed Convertible Notes	**12,113,729**	7,196,123

GEARING RATIO

As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of total net bank loans and borrowings and outstanding Guaranteed Convertible Notes as a ratio of the Group's shareholders' funds increased to 19.5% as at 31st December, 2004 as compared to 11.8% that was registered as at the end of the previous financial year. The aggregate amount of bank borrowings and Guaranteed Convertible Notes showed an increase of approximately HK$4,302 million which was almost entirely set off by a reduction of HK$4,107 million in amounts due to fellow subsidiaries at the end of the period under review. The Group's interest expense before capitalisation was recorded at approximately HK$88 million for the period under review and showed a decrease as compared to that recorded in the corresponding period of the previous financial year. Profit from operations of HK$963 million covered the interest expense before capitalisation of HK$88 million by 11 times as at the end of the period under review and this compares with the restated interest coverage of 6 times that was posted as at the end of the corresponding period of the previous financial year.

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate borrowings or entering into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings. The HK$5,750 million Guaranteed Convertible Notes that remained outstanding as at 31st December, 2004 were issued at a fixed interest rate of 1% p.a.

In respect of the Group's listed subsidiary, Henderson China Holdings Limited, a portion of its borrowings being of a comparatively small amount was denominated in Renminbi during the financial period under review to fund its property projects in Mainland China. Also, certain portion of bank borrowings obtained by the Group's subsidiary, China Investment Group Limited, was denominated in Renminbi to finance its infrastructure projects in Mainland China. As a whole, however, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings, and the Group did not enter into any currency swap agreement during the period under review.

CAPITAL COMMITMENTS

As at 31st December, 2004, capital commitments of the Group totally amounted to HK$7,321 million as compared with HK$7,562 million that was recorded as at 30th June, 2004. Out of the total capital commitments of the Group, the future development expenditure in both Hong Kong and Mainland China approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$5,470 million and this compares with HK$5,705 million that was recorded as at 30th June, 2004.

CONTINGENT LIABILITIES

Contingent liabilities of the Group totally amounted to approximately HK$2,469 million as at 31st December, 2004, representing a decrease of 3% as compared to approximately HK$2,538 million that was outstanding as at 30th June, 2004. These mainly comprised guarantees given by Henderson Land Development Company Limited to commercial banks to secure banking facilities granted to an associate and a jointly controlled entity of the Group.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2004, the number of full-time employees of the Group was about 6,600 as compared to about 6,100 full-time employees as at 31st December, 2003. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees, directors (whether executive or non-executive) and consultants of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at the special general meeting held on 1st December, 2003.

Total employees' costs amounted to HK$408 million for the six-month period which ended on 31st December, 2004 and HK$371 million for the corresponding period of last year.

Other Information

REVOLVING CREDIT AGREEMENT WITH COVENANTS OF THE CONTROLLING SHAREHOLDERS

As disclosed in the Company's announcement dated 17th September, 2004, a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Henderson Investment Limited ("HI"), as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amount (the "Facility") from a syndicate of banks under the respective several guarantees given by the Company and HI.

In connection with the Facility, it will be an event of default if the Company ceases to own and control at least 51 per cent. of the issued equity share capital of HI or if either the Company or HI ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES

As at 31st December, 2004, the issued share capital of the Company comprised 1,814,580,000 shares. Based on the average closing price of the Company's shares of HK$40.44 per share by reference to The Stock Exchange of Hong Kong Limited's daily quotation sheets for the trading days from 23rd December, 2004 to 30th December, 2004 (both days inclusive) being the five business days immediately preceding 31st December, 2004, the total market capitalisation of the Company was approximately HK$73,381.6 million (the "Market Capitalisation") as at 31st December, 2004.

As at 31st December, 2004, the Group had provided financial assistance to, and guarantees for certain affiliated companies amounting to HK$13,945 million in aggregate exceeding 8 per cent. of the Market Capitalisation. In accordance with Rule 13.22 of the Listing Rules, the proforma combined balance sheet of and the Group's attributable interest in these affiliated companies as at 31st December, 2004 are set out as follows:

	Combined HK$ million	The Group's attributable interest HK$ million
Non-current assets	44,915	14,946
Current assets	8,802	3,011
Current liabilities	(9,986)	(4,450)
Net current liabilities	(1,184)	(1,439)
Total assets less current liabilities	43,731	13,507
Non-current liabilities	(36,571)	(11,291)
Net assets	7,160	2,216

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

After the period under review, Henson International Finance Limited ("Henson"), a wholly-owned subsidiary of the Company, has effected the redemption of the 1% guaranteed convertible notes due 2006 convertible into ordinary shares of the Company at a conversion price of HK$48.96 per share (subject to adjustment) ("Convertible Notes"), on 14th February, 2005 at the option of holders of the Convertible Notes in the aggregate principal amount of HK$5,561,300,000 at 92% of their principal amount in accordance with the terms and conditions of the Convertible Notes, out of the aggregate principal amount of HK$5,750,000,000 which were issued by Henson in February 2004. The principal amount of the remaining Convertible Notes after the redemption is HK$188,700,000. The remaining Convertible Notes will be redeemed on 9th February, 2006, the maturity date, at 82% of their principal amount together with accrued interest, unless previously redeemed, converted or purchased and cancelled.

AUDIT COMMITTEE

The Audit Committee met in March 2005 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2004.

CORPORATE GOVERNANCE

None of the Directors is aware of information that would reasonably indicate that the Company was not at any time during the six months ended 31st December, 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") applicable for the period, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed to expire on 31st December, 2007.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Code.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 17th March, 2005

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2004, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land	Lee Shau Kee	1			1,122,938,300		1,122,938,300	61.88
Development	Lee Ka Kit	1				1,122,938,300	1,122,938,300	61.88
Company	Lee Ka Shing	1				1,122,938,300	1,122,938,300	61.88
Limited	Li Ning	1		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man	2	498,000				498,000	0.03
	Lo Tak Shing	3	11,000				11,000	0.00
	Lee Pui Ling, Angelina	4	30,000				30,000	0.00
	Kan Fook Yee	5		24,000			24,000	0.00
	Lee King Yue	6	26,400	16,500	19,800		62,700	0.00
	Fung Lee Woon King	7	1,000,000				1,000,000	0.06
	Leung Sing	8	85,600				85,600	0.00
	Ho Wing Fun	9	100				100	0.00
	Woo Ka Biu, Jackson	10		2,000			2,000	0.00
Henderson	Lee Shau Kee	11	34,779,936		2,075,859,007		2,110,638,943	74.92
Investment	Lee Ka Kit	11				2,075,859,007	2,075,859,007	73.68
Limited	Lee Ka Shing	11				2,075,859,007	2,075,859,007	73.68
	Li Ning	11		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man	12	6,666				6,666	0.00
	Lo Tak Shing	13	404,375				404,375	0.01
	Lee King Yue	14	959,028	42,711			1,001,739	0.04
	Leung Sing	15	150,000				150,000	0.01
	Ho Wing Fun	16	1,100				1,100	0.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson China Holdings Limited	Lee Shau Kee	17			325,133,977		325,133,977	65.32
	Lee Ka Kit	17				325,133,977	325,133,977	65.32
	Lee Ka Shing	17				325,133,977	325,133,977	65.32
	Li Ning	17		325,133,977			325,133,977	65.32
	Woo Ka Biu, Jackson	18	544,802				544,802	0.11
Henderson Cyber Limited	Lee Shau Kee	19	173,898		4,244,996,094		4,245,169,992	84.90
	Lee Ka Kit	19				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	19				4,244,996,094	4,244,996,094	84.90
	Li Ning	19		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man	20	33				33	0.00
	Lo Tak Shing	21	2,021				2,021	0.00
	Lam Ko Yin, Colin	22	55				55	0.00
	Lee King Yue	23	4,795	588			5,383	0.00
	Leung Sing	24	750				750	0.00
	Ho Wing Fun	25	5				5	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	26	3,226,174		2,157,017,776		2,160,243,950	38.47
	Lee Ka Kit	26				2,157,017,776	2,157,017,776	38.42
	Lee Ka Shing	26				2,157,017,776	2,157,017,776	38.42
	Li Ning	26		2,157,017,776			2,157,017,776	38.42
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	27	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	27				111,636,090	111,636,090	31.33
	Lee Ka Shing	27				111,636,090	111,636,090	31.33
	Li Ning	27		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin	28	150,000				150,000	0.04
	Fung Lee Woon King	29	465,100				465,100	0.13
	Leung Hay Man	30	2,250				2,250	0.00
	Wu Shu Chih, Alex	31	186,030				186,030	0.05
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	32			255,188,250		255,188,250	44.21
	Lee Ka Kit	32				255,188,250	255,188,250	44.21
	Lee Ka Shing	32				255,188,250	255,188,250	44.21
	Li Ning	32		255,188,250			255,188,250	44.21
	Kan Fook Yee	33		20,000			20,000	0.00
	Woo Po Shing	34	2,705,000		2,455,000		5,160,000	0.89

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	35			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	36			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	37	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	35				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	36				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	37				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	35				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	36				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	37				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	35		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	36		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	37		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Best Homes Limited	Lee Shau Kee	38			26,000		26,000	100.00
	Lee Ka Kit	38				26,000	26,000	100.00
	Lee Ka Shing	38				26,000	26,000	100.00
	Li Ning	38		26,000			26,000	100.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
China Investment Group Limited	Woo Ka Biu, Jackson	39			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	40			5,000		5,000	4.49
	Woo Po Shing	41			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	42			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	43	2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	44	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	45			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	46			100		100	100.00
	Lee Ka Kit	46				100	100	100.00
	Lee Ka Shing	46				100	100	100.00
	Li Ning	46		100			100	100.00
Maxfine Development Limited	Lee Ka Kit	47			3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	48			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	49			3,240		3,240	80.00
	Lee Ka Kit	49				3,240	3,240	80.00
	Lee Ka Shing	49				3,240	3,240	80.00
	Li Ning	49		3,240			3,240	80.00
Quickcentre Properties Limited	Lee Ka Kit	50			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	51			25	75	100	100.00

* relate to the same shares

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Options to subscribe for shares in subsidiaries

(i) Henderson Cyber Limited

The following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2004	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Number of share options outstanding at 31st December, 2004
Lee Shau Kee	2,400,000	—	—	2,400,000	—
Colin Lam Ko Yin	1,200,000	—	—	1,200,000	—
Lee Ka Kit	1,200,000	—	—	1,200,000	—
Lee Ka Shing	1,200,000	—	—	1,200,000	—
John Yip Ying Chee	1,200,000	—	—	1,200,000	—
Patrick Kwok Ping Ho	600,000	—	—	600,000	—
Li Ning	400,000 (Note 52)	—	—	400,000	—
Ho Wing Fun	400,000	—	—	400,000	—
Suen Kwok Lam	400,000	—	—	400,000	—

The following were the particulars of share options of four employees of Henderson Cyber under the Henderson Cyber Option Plan:

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2004
28/06/2000	1,850,000	—	—	1,850,000	—

The following were the particulars of share options of thirty nine other participants under the Henderson Cyber Option Plan:

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2004
28/06/2000	16,650,000	—	—	16,650,000	—

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants was entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000. All share options granted to the aforesaid Directors of the Company, employees of Henderson Cyber and other participants under the Henderson Cyber Option Plan lapsed on 14th July, 2004.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (cont'd)

The following were the particulars of share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme"):

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2004
04/10/2000	100,000	—	—	100,000	—

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber was entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000. Share options granted to the aforesaid employee of Henderson Cyber under the Henderson Cyber Share Option Scheme lapsed on 30th September, 2004.

As at 31st December, 2004, there were no outstanding share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme.

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the period ended 31st December, 2004.

(ii) Henderson China Holdings Limited

The following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited ("Henderson China"), a subsidiary of the Company, under the Share Option Scheme of Henderson China ("Henderson China Share Option Scheme"):

Name of Director	Date of Grant	Number of share options at 1st July, 2004	Exercisable Period	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period	Number of share options outstanding at 31st December, 2004
Colin Lam Ko Yin	21/02/2001	1,500,000	21/08/2001 - 20/08/2004	—	—	1,500,000	—
Lee Ka Kit	02/05/2001	1,500,000	02/11/2001 - 01/11/2004	—	—	1,500,000	—

Subject to the terms and conditions of the Henderson China Share Option Scheme, the above Directors were entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods. The share options granted to Mr. Colin Lam Ko Yin and Mr. Lee Ka Kit lapsed on 21st August, 2004 and 2nd November, 2004 respectively.

As at 31st December, 2004, there were no outstanding share options under the Henderson China Share Option Scheme.

Save as disclosed above, no share options under the Henderson China Share Option Scheme had been granted, exercised, cancelled or lapsed during the period ended 31st December, 2004.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

As at 31st December, 2004, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	61.88
Riddick (Cayman) Limited (Note 1)	1,122,938,300	61.88
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	61.88
Henderson Development Limited (Note 1)	1,122,745,800	61.87
Glorious Asia S.A. (Note 1)	538,437,300	29.67
Believegood Limited (Note 1)	222,045,300	12.24
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	8.00

Notes:

1 Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,092,000 shares and 870,100 shares were respectively owned by Sandra Investment Limited and Mightygarden Limited, both of which were wholly-owned subsidiaries of HD; (iii) 222,045,300 shares, 145,090,000 shares, 61,302,000 shares, 55,000,000 shares and 55,000,000 shares were respectively owned by Believegood Limited, Cameron Enterprise Inc., Prosglass Investment Limited, Fancy Eye Limited and Spreadral Limited, all of which were wholly-owned subsidiaries of Glorious Asia S.A. which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 36.91% held by Henderson Investment Limited ("HI"). HI was 73.48% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 Mr. Lee Tat Man was the beneficial owner of these shares.

3 Mr. Lo Tak Shing was the beneficial owner of these shares.

4 Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.

5 These shares were owned by the wife of Mr. Kan Fook Yee.

6 Of these shares, Mr. Lee King Yue was the beneficial owner of 26,400 shares, and for the remaining 36,300 shares, (i) 16,500 shares were owned by his wife; and (ii) 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7 Madam Fung Lee Woon King was the beneficial owner of these shares.

8 Mr. Leung Sing was the beneficial owner of these shares.

9 Mr. Ho Wing Fun was the beneficial owner of these shares.

10 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

11 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Mr. Lee Tat Man was the beneficial owner of these shares.

13 Mr. Lo Tak Shing was the beneficial owner of these shares.

14 Of these shares, Mr. Lee King Yue was the beneficial owner of 959,028 shares, and the remaining 42,711 shares were owned by his wife.

15 Mr. Leung Sing was the beneficial owner of these shares.

16 Mr. Ho Wing Fun was the beneficial owner of these shares.

17 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

18 Mr. Woo Ka Biu, Jackson was the beneficial owner of these shares.

19 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 173,898 shares, and for the remaining 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; (ii) 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 11 and 26 and Henderson Cyber Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

20 Mr. Lee Tat Man was the beneficial owner of these shares.

21 Mr. Lo Tak Shing was the beneficial owner of these shares.

22 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

23 Of these shares, Mr. Lee King Yue was the beneficial owner of 4,795 shares, and the remaining 588 shares were owned by his wife.

24 Mr. Leung Sing was the beneficial owner of these shares.

25 Mr. Ho Wing Fun was the beneficial owner of these shares.

26 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,157,017,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 429,321,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI, (iii) 3,966,472 shares were owned by Mightygarden Limited, a wholly-owned subsidiary of HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 11 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

27 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 11 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

28 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

29 Madam Fung Lee Woon King was the beneficial owner of these shares.

30 Mr. Leung Hay Man was the beneficial owner of these shares.

31 Dr. Wu Shu Chih, Alex was the beneficial owner of these shares.

32 Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 11 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

33 These shares were owned by the wife of Mr. Kan Fook Yee.

34 Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

35 These shares were held by Hopkins as trustee of the Unit Trust.

36 These shares were held by Hopkins as trustee of the Unit Trust.

37 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and the remaining 15,000,000 shares were owned by Fu Sang.

38 Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

39 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

40 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

41 These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

42 Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

43 Madam Fung Lee Woon King was the beneficial owner of these shares.

44 Madam Fung Lee Woon King was the beneficial owner of these shares.

45 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

46 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

47 These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

48 Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

49 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

50 Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

51 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

52 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning and such options lapsed on 14th July, 2004.



INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

INTRODUCTION

We have been instructed by the Company to review the condensed interim financial statements set out on pages 9 to 31.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of the condensed interim financial statements to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The condensed interim financial statements are the responsibility of, and have been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the condensed interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants, except that we have only reviewed the figures in respect of the six months ended 31st December, 2004, and did not review the comparatives for the six months ended 31st December, 2003.

A review consists principally of making enquiries of Group management and applying analytical procedures to the condensed interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the condensed interim financial statements.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the condensed interim financial statements in respect of the amounts disclosed relating to the six months ended 31st December, 2004.

Without qualifying our review conclusion in respect of the amounts disclosed relating to the six months ended 31st December, 2004, as we have not reviewed the comparatives for the six months ended 31st December, 2003, we do not express a review conclusion on these comparative figures.

KPMG
Certified Public Accountants

Hong Kong, 17th March, 2005

恒基兆業地產有限公司

中期業績及股息

董事局宣佈本集團截至二零零四年十二月三十一日止六個月內，未經審核除税項及少數股東權益後之綜合盈利為港幣十二億九千六百萬元，與去年同期重列後之綜合盈利比較，增加百分之二十二。每股盈利為港幣七角一仙。期內並無發展地盤入伙，已預售樓宇之盈利將於下半年入伙時入賬。

董事局宣佈派發中期股息，每股港幣四角，給予二零零五年四月二十日登記在公司股東名冊內之股東。

截止過戶日期

本公司將於二零零五年四月十八日（星期一）至二零零五年四月二十日（星期三）（首尾兩天包括在內），暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零五年四月十五日（星期五）下午四時前，送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零五年四月二十二日（星期五）或以前寄送各股東。

管理層討論及分析

業務回顧

售樓成績

本港經濟於期內顯著復甦，而中國之經濟亦繼續維持強勁增長，加上外資及本地企業擴展業務及增加投資，就業市場因而受惠，市民消費及置業信心增強，令本港物業交投持續暢旺，樓價較去年有顯著升幅，尤以豪宅為甚。集團預售位於港島東區之「嘉亨灣」項目，成績理想。集團截至二零零四年十二月三十一日止之六個月內，售出現貨及樓花合共約一千七百個單位，自佔約一千個單位，其中預售佔六百餘個單位，自佔銷售總值超過港幣四十八億元。

本集團已建成項目及興建中之開售地盤：

地盤位置	大廈名稱	本集團佔 (%)	自佔項目樓面面積 (平方呎)
香港			
1. 大埔露輝路28號	淺月灣一期	100.00	226,561
2. 大埔露屏路1號	淺月灣二期	100.00	182,545
3. 京士柏山道1-98號	京士柏山	62.20	149,972
4. 西摩道3號	輝煌豪園	63.35	117,384
5. 紅荔道8號	半島豪庭	50.00	739,276
6. 元朗大棠路99號	蝶翠峰一及二期 三及四期(綠庭園)	44.00	502,219
7. 英皇道933號	御皇臺	100.00	138,373
8. 將軍澳市地段57及66號	將軍澳中心一及二期	24.63	722,352
9. 福利街8號	港灣豪庭一及二期(住宅)	73.02	1,054,567
10. 廣華街3號	百利達廣場	100.00	159,212
11. 西灣河太康街38號	嘉亨灣	63.56	913,727
12. 太古城道39號 (船塢里16號／太古城道39號)	滙豪峰	75.00	64,517
13. 將軍澳市地段74號	將軍澳中心三期(將軍澳豪庭)	25.00	79,766

土地儲備

集團積極申請改變多幅農地用途及與政府磋商農地補價，藉以較低成本獲得物業發展地盤。期內亦積極洽商極具發展前景之農地。最近集團購入多幅可供近期發展之新界農地，總面積逾四百萬平方呎。

此外，位於觀塘偉業街223-231號已補價之商業地盤，自佔可建樓面面積約一百萬平方呎，現正籌備發展為觀塘區之地標。期內購入鄰近粉嶺吳屋村229號地段之農地，於完成補價後，自佔住宅樓面面積將增至約二十二萬平方呎。而粉嶺吳屋村189號地段之地盤於二零零四年七月完成補地價後，集團自佔面積亦已增至約二十二萬平方呎，可作住宅發展用途。

集團於期內購入位於荔枝角道33號地塊，可發展總樓面面積約八萬四千平方呎，可作住宅或商住用途。另購入位於九龍廣東道590-596號之住宅地盤，連同較早前購入之廣東道598-600號地盤合共自佔可供發展之總樓面面積約三萬四千餘平方呎。於期內亦購入位於皇后大道中9號之四層商廈物業，建築面積共約五萬五千平方呎。

集團於半年結日擁有土地儲備自佔樓面面積共約一千九百萬平方呎，自佔農地面積約二千二百五十萬平方呎。

期後，位於新蒲崗太子道東712號／景福街112號及新蒲崗雙喜街9-11號兩地塊，已與政府達成補價協議，集團自佔樓面面積合共約三十四萬平方呎，可作酒店或商業發展用途。

西九龍文娛藝術區發展計劃

集團在二零零四年中，獨資提交西九龍文娛藝術區發展計劃書。 隨後曾參與各個由專業團體及社區舉辦之諮詢研討會，並於政府提供在九龍及港島之場地展示項目模型，以供各界市民參觀。而公眾諮詢期已於二零零四年第四季展開，讓廣大市民提供對該發展計劃之意見。

集團之建議包括在該區興建文化藝術用途之樓面面積三百四十五萬平方呎，及商住用途之樓面面積七百三十五萬平方呎，合共一千零八十萬平方呎，地積率為該地塊之2.5倍。整項計劃之理念是將商業與文化融合、將藝術家與大眾結合，「以人為本」的精神全面推動港人積極參與文化藝術活動，務求提升香港為亞洲之文化大都會。

在本港，現正計劃及進行多項主要管道鋪設工程，現於新界東鋪設高壓輸氣管道，工程進展良好，而大嶼山之國際主題公園，管道鋪設工程已於二零零四年四月完成。於物業發展方面，持有15%權益之機鐵香港站上蓋發展項目，國際金融中心第二期發展之商場及寫字樓已接近全部租出。該項目之酒店綜合發展部份包括一座六星級酒店及一座服務式套房，預期於二零零五年九月開業，將由四季酒店集團管理。持有50%權益之西灣河嘉亨灣項目，於二零零四年八月初開始預售，反應非常熱烈，預計於二零零五年落成，提供2,020個單位，總面積約一百七十萬平方呎，預期可帶來可觀之利潤。此外，馬頭角南廠地盤現正興建五幢住宅樓宇，提供約1,800個單位，住宅樓面面積約九十八萬平方呎，連商場總面積約為一百一十萬平方呎，預期於二零零六年落成。

*香港小輪(集團)有限公司*截至二零零四年十二月三十一日止財政年度，除税後綜合溢利為港幣三億九千三百萬元，較二零零三年度增加百分之四十八點五。本年之溢利，主要來自出售「港灣豪庭」之住宅單位及回撥過往投資物業之重估虧損。年內共售出「港灣豪庭」住宅單位約六百個，就此為該集團帶來約港幣三億零四百萬元之溢利，而此項目之商舖部份，按已簽訂之租約，出租率達百分之九十一。另已完成大角咀道222號地盤之換地手續，此項目將發展為商住物業，可建總樓面面積約三十二萬平方呎，地基工程快將展開。塘尾道43-51A號之發展項目，預期於二零零五年年中預售，並於二零零六年完成。油塘草園街6號之地契修訂手續已完成，將重新發展為商住物業，總樓面面積約十五萬平方呎，預計於二零零七年完成。渡輪、船廠及相關業務錄得經營虧損約港幣五百萬元，較去年之虧損有大幅改善。預算「港灣豪庭」餘下住宅單位之銷售仍將為主要收入來源。

*美麗華酒店企業有限公司*截至二零零四年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣一億五千九百萬元，較去年同期上升百分之六十四。隨著全球經濟逐步改善，加上中央政府對香港提供多項政策優惠，勞工市場漸趨穩定，消費意欲逐漸恢復，為各業務提供更有利的經營環境。美麗華酒店之平均入住率達至超過九成，平均房價亦跟隨市場同步上升，經營業績錄得滿意表現。美麗華商場及美麗華大廈寫字樓上半年之平均出租率分別上升至百分之九十三及百分之九十五，但租金收入稍微下跌，現時市場情況漸漸改善，租金收入可望回穩。「諾士佛階」已有近八成面積租出。美國加州地產市道維持平穩，該集團位於加州彼沙郡之土地，期間成功售出約九十六畝住宅用地及十六畝商業用地帶來理想盈利。上海地產市道暢旺，上海美麗華花園之商場接近全部租出，至於寫字樓方面，亦全面租出，期內更售出部份帶租約之寫字樓單位。期內餐飲業務表現滿意，營業額及盈利較去年同期均有所增長。受惠於消費信心回穩，美麗華旅運之豪華郵輪、機票酒店配套及商務旅遊等業務之營業額均較去年同期顯著上升。

土地儲備

集團積極申請改變多幅農地用途及與政府磋商農地補價，藉以較低成本獲得物業發展地盤。期內亦積極洽商極具發展前景之農地。最近集團購入多幅可供近期發展之新界農地，總面積逾四百萬平方呎。

此外，位於觀塘偉業街223-231號已補價之商業地盤，自佔可建樓面面積約一百萬平方呎，現正籌備發展為觀塘區之地標。期內購入鄰近粉嶺吳屋村229號地段之農地，於完成補價後，自佔住宅樓面面積將增至約二十二萬平方呎。而粉嶺吳屋村189號地段之地盤於二零零四年七月完成補地價後，集團自佔面積亦已增至約二十二萬平方呎，可作住宅發展用途。

集團於期內購入位於荔枝角道33號地塊，可發展總樓面面積約八萬四千平方呎，可作住宅或商住用途。另購入位於九龍廣東道590-596號之住宅地盤，連同較早前購入之廣東道598-600號地盤合共自佔可供發展之總樓面面積約三萬四千餘平方呎。於期內亦購入位於皇后大道中9號之四層商廈物業，建築面積共約五萬五千平方呎。

集團於半年結日擁有土地儲備自佔樓面面積共約一千九百萬平方呎，自佔農地面積約二千二百五十萬平方呎。

期後，位於新蒲崗太子道東712號／景福街112號及新蒲崗雙喜街9-11號兩地塊，已與政府達成補價協議，集團自佔樓面面積合共約三十四萬平方呎，可作酒店或商業發展用途。

西九龍文娛藝術區發展計劃

集團在二零零四年中，獨資提交西九龍文娛藝術區發展計劃書。 隨後曾參與各個由專業團體及社區舉辦之諮詢研討會，並於政府提供在九龍及港島之場地展示項目模型，以供各界市民參觀。而公眾諮詢期已於二零零四年第四季展開，讓廣大市民提供對該發展計劃之意見。

集團之建議包括在該區興建文化藝術用途之樓面面積三百四十五萬平方呎，及商住用途之樓面面積七百三十五萬平方呎，合共一千零八十萬平方呎，地積率為該地塊之2.5倍。整項計劃之理念是將商業與文化融合、將藝術家與大眾結合，「以人為本」的精神全面推動港人積極參與文化藝術活動，務求提升香港為亞洲之文化大都會。

出租物業

集團上半年度總租金收入約為港幣十一億一千三百萬元，較去年同期有穩定增長。期內，集團主要出租物業之出租率，平均約為百分之九十六，比去年同期增加百分之二。

隨著中央政府擴大「個人遊」之範圍，內地訪港旅客數目持續颷升，本港經濟全面復甦，集團旗下商舖之租金均取得穩定增長，而個別物業之租金升幅更高達雙位數字。旗下之出租寫字樓物業亦同樣受惠於經濟利好因素，租金及出租率於期內均有理想增長。此外，「美麗華商場」已計劃分期施行改裝及翻新工程，而「沙田廣場」部份樓面亦進行改裝以提升租戶組合，增加租金收益。

本集團及旗下香港中華煤氣有限公司，共擁有位於機鐵香港站之國際金融中心百分之四十七點五權益。於半年結日，商場及寫字樓已接近全部租出。該項目現已成為香港之新地標。

於半年結日，集團出租物業自佔樓面共約七百九十萬平方呎。

建築與物業管理

本集團屬下四間建築公司裕民、恒達、恒順及恒麗以其豐富及高效率的建造經驗為集團承建發展項目，各公司除在成本及質量控制上保持優越水準外，更努力於改善安全及環保設施，並得到顯著進步，地盤意外率由與業界相近的數字大幅減低，各方面之表現亦透過獲得不同機構之獎項而得以肯定，各獎項中包括有工務局頒發的「公德地盤獎」、「整潔地盤獎」，勞工處及職安局頒發的「建造業安全隊伍獎」、「樓宇建造地盤(私營合約)優異獎」等，而其中裕民建築參與建造的國際金融中心二期更得到業界最高榮譽的「優質建築大獎」。在秉承過去集團在建造私人工程上的成功紀錄，現在屬下裕民建築已得到承建大型政府工程之認證，並已開始積極參與政府工程投標，準備把集團的優質建築服務更廣泛地帶給香港市民。

本集團全資附屬之物業管理公司「恒益」及「偉邦」為集團發展之住宅、寫字樓、工業廠房、商場、停車場及房署單位等，提供優質物業管理服務，除早已獲取國際標準認證ISO9001、ISO14001及職業健康與安全認證OHSAS18001，更全面採用嶄新之IMS綜合管理系統，以確保管理質素及效率；而「偉邦」轄下屋苑已獲頒香港「Q嘜」優質服務證書。藉在職培訓、義工、環保、職安健等活動不斷提升員工質素、服務水平及社會使命感，並致力扶濟弱勢社群。於2004年7至12月期間共獲74項公開榮譽，包括「良好人事管理獎」、「2003年全港最高義工服務時數獎冠軍」、「2004香港環保企業獎 - 環保實踐創意(環境教育)獎 (金獎)」及連續四年榮獲「僱主金星獎白金大獎」等。繼上年度「合作年」成功推行後，2005「誠信年」將發揮主題年深化宣揚集團恪遵廉潔操守之傳統形象。

恒地會

集團於二零零四年八月成立「恒地會」，藉此加強與客戶之溝通。「恒地會」於成立之時亦聯同東亞銀行推出「恒地會信用卡」，提供優惠與積分。經集團連串之推廣活動後，市場反應理想，會員數目持續增加。「恒地會」定期為會員送上各種不同之優惠及活動，使集團與會員建立緊密之關係，從而可為客戶提供更優質的服務。

恒基發展

恒基兆業發展有限公司截至二零零四年十二月三十一日止六個月之綜合盈利為港幣八億六千八百萬元，較去年同期增加百分之五。集團上半年度總租金收入約為港幣三億二千五百萬元，與去年同期比較錄得穩定升幅。期內，集團主要出租物業之出租率錄得穩定增長，平均約為百分之九十六，比去年同期增加百分之二。於半年結日，集團出租物業自佔樓面共一百九十萬平方呎。期內，香港麗東酒店及九龍麗東酒店均錄得約百分之九十之平均入住率，而房租亦有輕微上升。受惠於中央政府推出「個人遊」及「更緊密經貿合作」政策，旗下千色店百貨業務在期內之營業額比去年同期有所增加。

集團全資附屬之宏力保安服務有限公司，提供「一站式」專業保安服務，包括商場、住宅、地盤、場地盛事保安、保安系統設計及安裝、24小時警鐘監察、巡邏、保安系統顧問服務，包括危機管理、應變計劃及電子反竊聽檢查等。宏力現為集團及非集團客戶提供具質量保證之專業保安服務，業績及商譽均持續向好。

恒基發展持有百分之六十四權益之中國投資集團有限公司，在國內合資經營之收費橋樑及公路於期內繼續提供經常性之盈利收益。集團來自基建有關業務於截至二零零四年十二月三十一日止之六個月錄得約港幣一億零七百二十萬元之溢利。

聯營公司

*香港中華煤氣有限公司*截至二零零四年十二月三十一日止財政年度之股東應佔溢利為港幣三十億五千二百萬元，較上年度增加港幣八十萬元。截至二零零四年底，客戶數目達1,562,278戶，較上年度增加42,112戶。隨著「西氣東輸」項目於二零零三年第四季開始供氣予華東地區，以及「川氣入漢」工程於二零零四年底完成，為有關地區提供充足之天然氣氣源，大大推動了當地用氣市場之迅速發展。自二零零四年起在內地城市燃氣項目開發工作上進展良好，其間落實之城市燃氣項目包括位於廣東省佛山市順德區、江蘇省丹陽市、北京經濟技術開發區、安徽省安慶市、浙江省湖州市及吉林省吉林市之城市管道燃氣合資項目。連同新增之項目，集團至今已在內地取得了30個城市之管道燃氣合資項目，分佈在廣東、華東、山東、華中、華北及東北地區。該集團去年在《亞洲週刊》公佈之二零零四年國際華商500總排名榜中，再度名列十大華商之一，而在香港區更名列第四位。

在本港，現正計劃及進行多項主要管道鋪設工程，現於新界東鋪設高壓輸氣管道，工程進展良好，而大嶼山之國際主題公園，管道鋪設工程已於二零零四年四月完成。於物業發展方面，持有15%權益之機鐵香港站上蓋發展項目，國際金融中心第二期發展之商場及寫字樓已接近全部租出。該項目之酒店綜合發展部份包括一座六星級酒店及一座服務式套房，預期於二零零五年九月開業，將由四季酒店集團管理。持有50%權益之西灣河嘉亨灣項目，於二零零四年八月初開始預售，反應非常熱烈，預計於二零零五年落成，提供2,020個單位，總面積約一百七十萬平方呎，預期可帶來可觀之利潤。此外，馬頭角南廠地盤現正興建五幢住宅樓宇，提供約1,800個單位，住宅樓面面積約九十八萬平方呎，連商場總面積約為一百一十萬平方呎，預期於二零零六年落成。

*香港小輪(集團)有限公司*截至二零零四年十二月三十一日止財政年度，除稅後綜合溢利為港幣三億九千三百萬元，較二零零三年度增加百分之四十八點五。本年之溢利，主要來自出售「港灣豪庭」之住宅單位及回撥過往投資物業之重估虧損。年內共售出「港灣豪庭」住宅單位約六百個，就此為該集團帶來約港幣三億零四百萬元之溢利，而此項目之商舖部份，按已簽訂之租約，出租率達百分之九十一。另已完成大角咀道222號地盤之換地手續，此項目將發展為商住物業，可建總樓面面積約三十二萬平方呎，地基工程快將展開。塘尾道43-51A號之發展項目，預期於二零零五年年中預售，並於二零零六年完成。油塘草園街6號之地契修訂手續已完成，將重新發展為商住物業，總樓面面積約十五萬平方呎，預計於二零零七年完成。渡輪、船廠及相關業務錄得經營虧損約港幣五百萬元，較去年之虧損有大幅改善。預算「港灣豪庭」餘下住宅單位之銷售仍將為主要收入來源。

*美麗華酒店企業有限公司*截至二零零四年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣一億五千九百萬元，較去年同期上升百分之六十四。隨著全球經濟逐步改善，加上中央政府對香港提供多項政策優惠，勞工市場漸趨穩定，消費意欲逐漸恢復，為各業務提供更有利的經營環境。美麗華酒店之平均入住率達至超過九成，平均房價亦跟隨市場同步上升，經營業績錄得滿意表現。美麗華商場及美麗華大廈寫字樓上半年之平均出租率分別上升至百分之九十三及百分之九十五，但租金收入稍微下跌，現時市場情況漸漸改善，租金收入可望回穩。「諾士佛階」已有近八成面積租出。美國加州地產市道維持平穩，該集團位於加州彼沙郡之土地，期間成功售出約九十六畝住宅用地及十六畝商業用地帶來理想盈利。上海地產市道暢旺，上海美麗華花園之商場接近全部租出，至於寫字樓方面，亦全面租出，期內更售出部份帶租約之寫字樓單位。期內餐飲業務表現滿意，營業額及盈利較去年同期均有所增長。受惠於消費信心回穩，美麗華旅運之豪華郵輪、機票酒店配套及商務旅遊等業務之營業額均較去年同期顯著上升。

恒基中國

恒基中國集團有限公司截至二零零四年十二月三十一日止六個月內，未經審核除稅項及少數股東權益後之綜合虧損為港幣一千二百萬元，而去年同期虧損港幣三千二百萬元。由於國內生產總值持續增長及外商投資不斷增加，主要城市之國民家庭收入近年不斷改善，消費能力亦明顯增強，刺激置業意欲；國內主要城市之地產市道表現理想，對甲級寫字樓及商場之需求更為殷切，而住宅物業市況亦續見向好，物業交投保持暢旺。期內合資發展之番禺「洛溪新城」第九期住宅單位已全部售罄。

期內，集團全資擁有之上海「港匯廣場」第二座辦公大樓之建築進度理想，預計將如期於二零零五年中建成，現正籌備招租事宜。此外，亦積極籌備多個地盤之發展計劃，包括位於北京市朝陽區之大型綜合項目，及位於廣州市芳村區芳村大道210號之商住綜合項目，而後者已展開基礎樁工程。

恒基數碼

恒基數碼科技有限公司截至二零零四年十二月三十一日止六個月之股東應佔虧損，約為港幣四百萬元，而去年同期為港幣一千一百萬元。於期內積極推行所訂策略，繼續擴展「名氣佳」之寬頻服務及互聯網服務，直通國際電話服務及零售業務。截至二零零四年十二月底已登記使用各項服務之用戶數目合共增長至430,000戶，為恒基數碼之主要收入來源。

集團財務

集團繼續執行穩健之理財原則。鑑於本港利息維持在歷年低水平，集團充份利用有利融資環境，以極優惠之貸款息差，剛於二零零四年九月中旬聯同恒基兆業發展有限公司簽訂一項港幣一百億元分別為期五年及七年各半之銀團貸款合約，藉以增大集團之銀行信貸額度及延長集團借額之年期。此項全屬循環性質之大額融資安排可為集團將來作出重大投資及擴展業務時，提供高度靈活之資金。是次銀團由二十三間來自香港及九個國家之銀行組成，充分顯示對集團之支持及信心。另外，集團亦備有充裕銀行信貸額度，均以港元為主，因此外匯風險極低。除了作為保障集團之匯率或利率風險用途，期內集團並無參與任何外匯或利率衍生工具之投機活動。

展望

經中央政府推行多項措施，包括「更緊密經貿關係安排」、「個人遊」及「簡化內地企業來港經營程序」，令香港經濟發展步伐加快。預計世界經濟將保持穩定增長，而內地之調控亦能使經濟保持健康之發展，將帶動香港經濟持續增長，加上政府之土地政策更趨清晰之配合下，本港整體樓市將更受惠。

集團將有多個物業項目推出，包括聯營公司香港中華煤氣有限公司位於九龍新碼頭街38號之大型豪華海景住宅項目，共提供一千八百個單位。另外，集團位於大埔市地段161海濱之項目，共提供五百餘幢豪華海景別墅。此外，后海灣幹線計劃於今年年底啟用，集團正籌備配合出售位於鄰近之屯門藍地福亨村路8號項目，該項目共提供約一千六百伙優質住宅單位。而港島之「嘉亨灣」項目，自開放全新示範單位後，銷售成績理想，而同區之太古城道「匯豪峰」項目於本年新春推出，洽購踴躍，除保留之頂層單位外，其餘住宅單位及地舖全部瞬即售罄，反映買家對市區之優質住宅單位需求殷切，而位於九龍「港灣豪庭」項目之現貨單位亦繼續推售，由於大部份項目之成本較低，預期可為集團帶來可觀之利潤。

在補充土地儲備方面，集團積極增添極具發展潛力之農地，最近購入多幅可供近期發展之新界農地，總面積共逾四百萬平方呎，集團將逐步申請改變發展用途，為集團未來之發展作出部署。此外，政府近期增加土地供應，將有利集團掌握擴大土地儲備之機會，另一方面集團亦將繼續積極與政府洽商更改土地用途及補價，並爭取積極參與如西九龍文化藝術區之大型發展項目。

租務市場方面，隨著本港經濟增長，集團旗下之商舖及寫字樓租金及出租率，均有穩定增長。此外，集團將定期翻新主要出租物業及提升租戶組合，以改善物業質素及增加收益。位於香港中區核心之國際金融中心之寫字樓及商場，為世界主要金融機構及跨國企業之業務新據點，經已接近全部租出，而四季酒店及其服務式套房亦計劃於今年九月開業。集團擁有近八百萬呎樓面之收租物業，續為集團帶來穩定之租金增長。

預計本港對住宅物業的需求將不斷增加，在市場自然需求之情況下，預期住宅樓宇售價將有理想升幅，增加集團之售樓收益，下半年「嘉亨灣」、藍地「福亨村」及粉嶺「御皇庭」等發展項目相繼入伙後，已預售樓宇之盈利將可入賬，加上租金收益及各上市聯營公司之穩定盈利貢獻，如無不可預見之因素下，預期本年度業績將有滿意增長。

簡明中期財務報表

綜合損益計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零四年 港幣千元	截至十二月三十一日止六個月 二零零三年 重列 港幣千元
營業額	四	**2,561,816**	3,499,562
直接成本		**(1,179,540)**	(2,351,734)
		1,382,276	1,147,828
其他收入	五	**33,849**	50,860
其他收益淨額	五	**13,923**	119,388
分銷及推廣費用		**(136,902)**	(183,471)
行政費用		**(300,283)**	(295,479)
其他營運費用	六	**(30,288)**	(44,702)
經營溢利		**962,575**	794,424
融資成本	八(甲)	**(34,167)**	(20,042)
非營運收入	七	**38**	112,334
		928,446	886,716
應佔聯營公司溢利減虧損		**840,642**	638,518
應佔共同控制公司溢利減虧損		**90,916**	52,302
除稅前經常性溢利	八	**1,860,004**	1,577,536
所得稅	九	**(273,678)**	(244,283)
除稅後經常性溢利		**1,586,326**	1,333,253
少數股東權益		**(290,479)**	(275,185)
股東應佔溢利		**1,295,847**	1,058,068
中期結算後宣派之中期股息	十(甲)	**725,832**	635,103
每股盈利	十一	**港幣0.71元**	港幣0.60元

第14頁至31頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

綜合資產負債表

	附註	於二零零四年 十二月三十一日 未經審核 港幣千元	於二零零四年 六月三十日 重列 已審核 港幣千元
非流動資產			
固定資產	十二		
一投資物業		**33,501,166**	32,394,678
一其他固定資產		**7,065,900**	6,879,161
		40,567,066	39,273,839
聯營公司權益		**14,867,984**	14,616,111
共同控制公司權益		**11,814,983**	12,238,056
證券投資		**350,865**	326,153
待發展之物業		**4,731,596**	4,364,957
應收分期款	十三(甲)	**1,183,534**	1,347,579
遞延費用		**51,555**	80,780
長期應收款		**140,728**	131,430
遞延稅項資產		**248,587**	208,675
		73,956,898	72,587,580
流動資產			
租賃土地		**3,649,363**	3,372,067
發展中物業		**6,466,491**	6,200,320
待出售物業		**43,460**	43,460
待出售之建成物業	十四	**5,159,256**	5,541,149
存貨		**52,538**	47,550
證券投資		**—**	41,096
應收客戶合約工程款		**66,280**	25,684
購買物業訂金		**1,296,852**	1,266,075
應收貸款		**50,488**	78,689
應收賬項、預付費用及按金	十五	**1,248,094**	1,097,048
應收分期款	十三(乙)	**287,281**	257,880
保管賬存款		**88,051**	—
已抵押銀行存款		**20,205**	20,205
現金及現金等價物	十六	**3,167,588**	3,782,850
		21,595,947	21,774,073

綜合資產負債表(續)

	附註	於二零零四年十二月三十一日 未經審核 港幣千元	於二零零四年六月三十日 重列 已審核 港幣千元
流動負債			
銀行借款及透支			
一有抵押		**93,158**	54,242
一無抵押		**985,161**	1,168,491
其他無抵押借款		**26,320**	26,320
有擔保可換股票據		**5,561,300**	—
已收預售樓宇定金		**356**	356
租約及其他按金		**390,475**	376,326
應付賬項及應付費用	十七	**1,492,761**	1,646,771
應付客戶合約工程款		**—**	34,333
本期稅項準備		**490,822**	546,106
		9,040,353	3,852,945
流動資產淨值		**12,555,594**	17,921,128
總資產減流動負債		**86,512,492**	90,508,708
非流動負債			
銀行借款			
一有抵押		**135,679**	183,422
一無抵押		**8,298,877**	3,804,376
其他無抵押借款		**12,327**	12,327
有擔保可換股票據		**188,700**	5,750,000
土地補價		**17**	17
同母系附屬公司借款		**918,480**	5,025,435
遞延稅項負債		**1,085,522**	1,064,859
		10,639,602	15,840,436
		75,872,890	74,668,272
少數股東權益		**13,762,558**	13,461,017
		62,110,332	61,207,255
資本及儲備			
股本	十八	**3,629,160**	3,629,160
股份溢價	十九	**11,157,446**	11,157,446
資本儲備	二十	**1,721,446**	1,720,705
投資物業重估儲備	廿一	**12,793,558**	12,188,345
保留溢利	廿二	**32,808,722**	32,511,599
		62,110,332	61,207,255

第14頁至31頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合權益變動表(未經審核)

	附註	截至十二月三十一日止六個月 二零零四年 港幣千元	 二零零三年 重列 港幣千元
於七月一日之股東權益			
一上期報告		**61,236,456**	52,929,019
一修訂折舊準備之會計決策所產生之前期調整	二	**(29,201)**	(32,477)
一已重列		**61,207,255**	52,896,542
投資物業重估盈餘(扣除遞延税項後淨額)	廿一	**613,120**	8,888
遞延税項計入其他物業重估儲備	二十	**36**	—
未確認在綜合損益計算表之淨盈餘		**613,156**	8,888
本期溢利			
一上期報告			1,052,202
一修訂折舊準備之會計決策所產生之前期調整	二		5,866
一本期溢利(2003年一已重列)	廿二	**1,295,847**	1,058,068
本期內核准及支付之股息	十(乙)	**(998,019)**	(816,561)
本期出售物業時將投資物業重估(盈餘)/虧損撥轉至損益計算表	廿一	**(7,907)**	1,042
與股東之資本交易所產生之股東權益變動			
一發行股份	十八	**—**	184,880
一已收股份溢價淨額	十九	**—**	2,769,531
		—	2,954,411
於十二月三十一日之股東權益		**62,110,332**	56,102,390

第14頁至31頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

簡明中期財務報表

簡明綜合現金流量表 (未經審核)

	附註	截至十二月三十一日止六個月 二零零四年 港幣千元	 二零零三年 港幣千元
營運活動所用的現金淨值		**(4,038,071)**	(1,630,707)
投資活動所得／(用) 的現金淨值		**274,590**	(68,334)
融資活動所得的現金淨值		**3,241,163**	1,601,418
現金及現金等價物減少淨值		**(522,318)**	(97,623)
七月一日之現金及現金等價物		**3,553,715**	2,210,476
十二月三十一日之現金及現金等價物	十六	**3,031,397**	2,112,853

第14頁至31頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表附註（未經審核）

一　編製基準

此簡明中期財務報表乃未經審核，但畢馬威會計師事務所已根據香港會計師公會頒佈之核數準則第700號「中期財務報表的審閱」作出審閱，審閱範圍只包括截至二零零四年十二月三十一日止六個月的資料，並不包括截至二零零三年十二月三十一日止六個月的比較資料。畢馬威會計師事務所致董事局之獨立審閱報告載列於第48頁。

本簡明中期財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16所訂明之披露規定編製而成。

二　主要會計決策

本簡明中期財務報表所採納之會計決策及計算基準，與本集團編製二零零四年六月三十日止年度之賬目所採用者相符，惟以下之説明除外：

於以往年度，高速公路經營權之攤銷及橋之折舊乃按償債基金法計算。由二零零四年七月一日起，為符合香港會計師公會頒佈之會計實務準則第二十二項解釋「適合基建設施之會計政策」，本集團就基建設施之攤銷及折舊採用新會計決策，本集團之高速公路經營權之攤銷及橋之折舊以直線法計算。

本集團追溯採用這項新的會計決策。因此項會計決策之改變，於二零零四年七月一日之期初保留溢利減少港幣29,201,000元（於二零零三年七月一日：港幣32,477,000元）。於二零零四年六月三十日本集團之其他固定資產、少數股東權益及遞延税項負債分別減少港幣100,846,000元、港幣48,562,000元及港幣23,083,000元。其更改影響集團本期溢利減少港幣7,470,000元（截至二零零三年十二月三十一日止六個月：溢利增加港幣5,866,000元）。

三　新近頒佈之會計準則

香港會計師公會頒佈多項新定及經修訂的香港財務報告準則及香港會計準則（「新香港財務報告準則」），並於二零零五年一月一日或之後開始之會計期間生效。

本集團於截至二零零四年十二月三十一日止六個月之簡明中期財務報表並未提早採納此等新訂香港財務報告準則。本集團已開始估算此等新訂香港財務報告準則的影響，但目前仍未適宜説明此等新香港財務報告準則會否對本集團經營業績及財務狀況之編製及呈列造成重大影響。

簡明中期財務報表附註（未經審核）

四 分部資料

本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部：

物業發展	–	發展和銷售物業
物業租賃	–	出租物業
財務	–	提供財務借貸
建築工程	–	樓宇建造工程
基建項目	–	投資基建項目
酒店業務	–	酒店經營及管理
百貨業務	–	百貨公司經營及管理
其他	–	投資控股、發展計劃管理、物業管理、代理人服務、清潔服務、保安服務及提供資訊科技服務

截至二零零四年十二月三十一日止六個月

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	569,070	1,025,123	47,071	296,310	152,851	66,100	64,800	340,491	–	2,561,816
其他收入(不包括銀行存款利息收入)	–	2,795	1,396	974	979	–	755	13,091	–	19,990
對外收入	569,070	1,027,918	48,467	297,284	153,830	66,100	65,555	353,582	–	2,581,806
分部業務間收入	–	84,843	837	106,546	–	–	–	13,111	(205,337)	–
總收入	569,070	1,112,761	49,304	403,830	153,830	66,100	65,555	366,693	(205,337)	2,581,806
分部業績	102,282	703,878	43,017	77,937	107,243	5,736	4,429	60,581		1,105,103
分部業務間交易	16,801	(34,318)	(837)	(22,215)	–	24,910	8,311	5,420		(1,928)
對經營溢利之貢獻	119,083	669,560	42,180	55,722	107,243	30,646	12,740	66,001		1,103,175
銀行存款利息收入										13,859
未能分類之支出減收入淨額										(154,459)
經營溢利										962,575
融資成本										(34,167)
非營運收入										38
										928,446
應佔聯營公司及共同控制公司溢利減虧損										931,558
所得稅										(273,678)
少數股東權益										(290,479)
股東應佔溢利										1,295,847

簡明中期財務報表附註（未經審核）

四　分部資料(續)

截至二零零三年十二月三十一日止六個月(重列)

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	1,483,973	997,857	55,903	487,206	98,450	57,614	62,470	256,089	—	3,499,562
其他收入(不包括 銀行存款利息收入)	60	1,223	3,068	725	6,566	—	375	33,568	—	45,585
對外收入	1,484,033	999,080	58,971	487,931	105,016	57,614	62,845	289,657	—	3,545,147
分部業務間收入	—	96,592	1,158	282,225	—	—	—	15,126	(395,101)	—
總收入	1,484,033	1,095,672	60,129	770,156	105,016	57,614	62,845	304,783	(395,101)	3,545,147
分部業績	10,039	687,769	51,254	38,340	58,607	(3,577)	2,485	42,650		887,567
分部業務間交易	6,591	(45,004)	(1,158)	(13,157)	—	24,906	8,196	(6,780)		(26,406)
對經營溢利之貢獻	16,630	642,765	50,096	25,183	58,607	21,329	10,681	35,870		861,161
銀行存款利息收入										5,275
未能分類之 支出減收入淨額										(72,012)
經營溢利										794,424
融資成本										(20,042)
非營運收入										112,334
										886,716
應佔聯營公司及 共同控制公司溢利減虧損										690,820
所得税										(244,283)
少數股東權益										(275,185)
股東應佔溢利										1,058,068

簡明中期財務報表附註（未經審核）

四 分部資料(續)

地區分部：

截至二零零四年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	**2,367,891**	**193,925**	**2,561,816**
其他收入(不包括銀行存款利息收入)	**18,272**	**1,718**	**19,990**
對外收入	**2,386,163**	**195,643**	**2,581,806**

截至二零零三年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	3,323,362	176,200	3,499,562
其他收入(不包括銀行存款利息收入)	36,589	8,996	45,585
對外收入	3,359,951	185,196	3,545,147

五 其他收入及其他收益淨額

	截至十二月三十一日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元
其他收入：		
利息收入	**22,814**	10,743
其他	**11,035**	40,117
	33,849	50,860
其他收益淨額：		
出售證券投資溢利	—	1,262
出售收費橋樑溢利	—	104,332
出售其他固定資產溢利／(虧損)	**13,375**	(681)
其他	**548**	14,475
	13,923	119,388

簡明中期財務報表附註（未經審核）

六　其他營運費用

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
壞賬撇數	**10,750**	6,794
其他	**19,538**	37,908
	30,288	44,702

七　非營運收入

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
		重列
	港幣千元	港幣千元
重估證券投資升值	**24,056**	132,988
其他固定資產減值虧損	**—**	(435)
商譽攤銷	**(24,344)**	(21,363)
其他	**326**	1,144
	38	112,334

簡明中期財務報表附註（未經審核）

八　除稅前經常性溢利

本期間綜合除稅前經常性溢利，已扣除下列各項：

（甲）融資成本：

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
借款利息	**87,625**	132,291
其他借貸成本	**42,220**	23,556
	129,845	155,847
減：資本化之數額*		
－利息	**(58,456)**	(114,036)
－其他借貸成本	**(37,222)**	(21,769)
	34,167	20,042

* 借貸成本乃根據年利率1.28%至1.68%（二零零三年：1.36%至 1.75%）之息率資本化。

（乙）除已於附註四至八（甲）中披露外之其他項目：

	截至十二月三十一日止六個月	
	二零零四年	二零零三年 重列
	港幣千元	港幣千元
攤銷及折舊	**59,312**	55,610
減：資本化之數額	**(13)**	(12)
	59,299	55,598
員工成本	**407,955**	371,455
減：資本化之數額	**(16,164)**	(10,036)
	391,791	361,419
出售成本		
－待出售之建成物業	**380,289**	1,343,064
－存貨	**68,412**	69,555

簡明中期財務報表附註（未經審核）

九　所得稅

綜合損益計算表內列報之所得稅代表：

	截至十二月三十一日止六個月	
	二零零四年	二零零三年 重列
	港幣千元	港幣千元
本期稅項		
－香港利得稅準備	**114,391**	75,446
－香港以外稅項準備	**19,379**	8,477
遞延稅項		
－源自及撥回暫時性差異	**(19,213)**	23,280
應佔聯營公司稅項	**149,195**	135,186
應佔共同控制公司稅項	**9,926**	1,894
	273,678	244,283

本期間香港利得稅準備乃按估計應課稅溢利之17.5%（二零零三年：17.5%）計算。

香港以外稅項準備乃按期內在有關境外稅務司法管轄區賺取之估計應課稅溢利之期內適用稅率計算。

簡明中期財務報表附註（未經審核）

十 股息

（甲）本期內股息：

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
中期結算後宣派之中期股息 每股港幣四角（二零零三年：每股港幣三角五仙）	**725,832**	635,103

中期結算後宣派的中期股息尚未在中期結算確認為負債。

（乙）屬於上一財政年度，並於本期內核准及支付的末期股息：

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
屬於上一財政年度，並於本期內核准及 支付的末期股息每股港幣五角五仙 （二零零三年：每股港幣四角五仙）	**998,019**	816,561

十一 每股盈利

每股盈利乃按股東應佔溢利港幣1,295,847,000元（二零零三年（重列）：港幣1,058,068,000元），並按期內已發行普通股1,814,580,000股（二零零三年：加權平均數普通股1,758,814,565股）計算。由於本集團之有擔保可換股票據於計算截至二零零四年十二月三十一日止期間每股攤薄盈利有反攤薄影響，故不呈列本期之每股攤薄盈利。於二零零三年並無每股攤薄盈利，因無潛在每股盈利攤薄存在。

簡明中期財務報表附註（未經審核）

十二 固定資產

	投資物業 港幣千元	其他 固定資產 港幣千元	合計 港幣千元
成本值或估值：			
於二零零四年七月一日	32,394,678	7,867,598	40,262,276
添置			
－購入附屬公司	10,446	—	10,446
－其他	550,665	247,254	797,919
出售	(47,864)	(19,023)	(66,887)
重估盈餘	593,241	—	593,241
於二零零四年十二月三十一日	33,501,166	8,095,829	41,596,995
折舊、攤銷及減值：			
於二零零四年七月一日(重列)	—	988,437	988,437
本期折舊	—	59,312	59,312
出售資產折舊撥回	—	(17,820)	(17,820)
於二零零四年十二月三十一日	—	1,029,929	1,029,929
賬面淨值：			
於二零零四年十二月三十一日	33,501,166	7,065,900	40,567,066
於二零零四年六月三十日(重列)	32,394,678	6,879,161	39,273,839

本集團之物業已於二零零四年十二月三十一日由本集團內部估價師以相關的市場指標為準則進行審閱。董事局認為，本集團固定資產之市值在本期內之重大變化已反映在簡明中期財務報表內。

本集團已將收費公路經營權抵押予財務機構以取得部份銀行借貸款。

簡明中期財務報表附註（未經審核）

十三 應收分期款

（甲） 此乃自結算日起十二個月後應收樓價之分期款，結算日後十二個月內之應收分期款，已列入流動資產內。

（乙） 自結算日起十二個月內應收分期款（扣除壞賬準備）之賬齡分析如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
逾期一個月內	**260,500**	228,492
逾期一個月至三個月	**2,412**	4,225
逾期三個月至六個月	**1,765**	3,190
逾期超過六個月	**22,604**	21,973
	287,281	257,880

十四 待出售之建成物業

待出售之建成物業之賬面值，其中以按可變現淨值列賬為港幣1,364,069,000元（於二零零四年六月三十日：港幣1,528,643,000元）。

簡明中期財務報表附註（未經審核）

十五 應收賬項、預付費用及按金

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納。而樓宇貸款及其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬款(扣除壞賬準備)之賬齡分析如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
逾期一個月內	**226,910**	120,413
逾期一個月至三個月	**65,708**	29,149
逾期三個月至六個月	**23,606**	14,716
逾期超過六個月	**130,184**	115,651
	446,408	279,929
預付費用、按金及其他應收賬項	**801,686**	817,119
	1,248,094	1,097,048

十六 現金及現金等價物

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
銀行及其他金融機構定期存款	**2,901,980**	3,481,601
銀行存款及現金	**265,608**	301,249
資產負債表之現金及現金等價物	**3,167,588**	3,782,850
銀行透支	**(136,191)**	(229,135)
現金流量表之現金及現金等價物	**3,031,397**	3,553,715

簡明中期財務報表附註（未經審核）

十七 應付賬項及應付費用

應付貿易賬款之到期日分析如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
一個月內及按要求還款	**287,437**	453,807
一個月後但三個月內到期	**152,778**	139,579
三個月後但六個月內到期	**43,612**	37,539
六個月後到期	**376,638**	441,568
	860,465	1,072,493
其他應付賬項及應付費用	**632,296**	574,278
	1,492,761	1,646,771

十八 股本

	股數		票面值	
	於二零零四年十二月三十一日 千計	於二零零四年六月三十日 千計	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
法定股本				
普通股每股港幣2.00元	**2,600,000**	2,000,000	**5,200,000**	4,000,000
發行及繳足股本				
普通股每股港幣2.00元				
期初／年初結存	**1,814,580**	1,722,140	**3,629,160**	3,444,280
發行新股	**—**	92,440	**—**	184,880
於結算日結存	**1,814,580**	1,814,580	**3,629,160**	3,629,160

根據本公司於二零零四年十二月六日舉行之本公司股東週年大會，通過普通決議案透過增加600,000,000股每股面值港幣2.00元之額外普通股股份(於股息方面及其他各方面均與本公司現有股份享有同等權利)，以使本公司之法定股本增加至港幣5,200,000,000元。

簡明中期財務報表附註（未經審核）

十九 股份溢價

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
期初／年初結存	**11,157,446**	8,387,915
發行股份之溢價	—	2,769,595
發行股份之費用支出	—	(64)
於結算日結存	**11,157,446**	11,157,446

股份溢價之應用是受香港《公司條例》第48B條所管轄。

二十 資本儲備

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	滙兑儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於二零零四年七月一日	**251,229**	**1,449,315**	**20,200**	**(3,925)**	**3,886**	**1,720,705**
遞延税項確認	**36**	—	—	—	—	**36**
由損益計算表撥轉（附註廿二）	—	—	—	—	**705**	**705**
於二零零四年十二月三十一日	**251,265**	**1,449,315**	**20,200**	**(3,925)**	**4,591**	**1,721,446**

資本贖回儲備之應用是受香港《公司條列》第49H條所管轄。

其他物業重估儲備、綜合賬項儲備及匯兑儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽，物業重估及外幣換算所採用之會計決策處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，外資全資公司在期內需要最少撥轉按中國會計守則計算除税後溢利的10%往儲備基金，直至此儲備基金的結存達至該等公司註冊資本的50%。

簡明中期財務報表附註（未經審核）

廿一 投資物業重估儲備

	港幣千元
於二零零四年七月一日	12,188,345
重估升值	542,482
應佔聯營公司重估升值	70,638
售出物業撥轉至損益計算表	(7,907)
於二零零四年十二月三十一日	12,793,558

廿二 保留溢利

	港幣千元
於二零零四年七月一日	
一上期報告	32,540,800
一修訂折舊準備之會計決策所產生之前期調整（附註二）	(29,201)
一已重列	32,511,599
本期內核准及支付屬於上年度之股息（附註十（乙））	(998,019)
本期溢利	1,295,847
撥轉至資本儲備（附註二十）	(705)
於二零零四年十二月三十一日	32,808,722

簡明中期財務報表附註（未經審核）

廿三 承擔項目

於二零零四年十二月三十一日，本集團未計提之承擔項目如下：

	於二零零四年 十二月三十一日 港幣千元	於二零零四年 六月三十日 港幣千元
(1) 就物業收購，未來發展及有關內部裝置費用並已簽約之承擔	**66,425**	92,058
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	**1,783,806**	1,764,234
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝置費用	**5,470,338**	5,705,485
	7,320,569	7,561,777

根據結算日之資料，董事估計本集團於上述承擔項目支付日期如下：

	於二零零四年 十二月三十一日 港幣千元	於二零零四年 六月三十日 港幣千元
一年內	**2,409,915**	2,669,710
一年後及兩年內	**1,725,144**	2,090,280
兩年以後	**3,185,510**	2,801,787
	7,320,569	7,561,777

簡明中期財務報表附註（未經審核）

廿四 重要租賃安排

於二零零四年十二月三十一日，本集團根據不可解除的經營租賃在日後應付的最低款額總數如下：

(1) 物業

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
一年內	**27,519**	33,548
一年後及五年內	**73,894**	72,874
五年後	**22,357**	19,575
	123,770	125,997

(2) 電訊網絡設備

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
一年內	**1,617**	2,476
一年後及五年內	**—**	252
	1,617	2,728

簡明中期財務報表附註（未經審核）

廿五 或然負債

於二零零四年十二月三十一日，本集團之或然負債如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
（甲） 本公司及附屬公司為樓宇買家向財務公司發出之擔保	**188,851**	215,576
（乙） 本公司為聯營公司及共同控制公司已使用之銀行額度向銀行發出之擔保	**2,210,229**	2,322,385
	2,399,080	2,537,961

（丙） 於二零零四年十二月三十一日，本集團發出擔保保證有關附屬公司就契約責任承擔之或然負債為港幣69,590,000元。於二零零四年六月三十日，本集團並無該等擔保之或然負債。

廿六 待解決之訴訟

資產負債表中的待發展物業，其中約值港幣二億八千八百萬元之待發展物業屬於本集團旗下一附屬公司與中方合作伙伴(「合作方」)共同經營的發展項目。由於合作方未有履行雙方所簽定合作合同(「合同」)的條款，以致該附屬公司未能於當局要求限期內完成土地使用權的申請。於二零零四年十二月二十一日該附屬公司已提出民事訴訟控告合作方違反合作合同內容。

徵詢法律顧問意見後認為該附屬公司在以上訴訟中處於有利情況及將成功取得有關土地使用權。因此，截至二零零四年十二月三十一日之簡明中期財務報表內，該附屬公司毋須就所持之待發展物業項目作出撥備。

廿七 關連人士的重大交易

（甲） 同母系附屬公司交易

本集團與其同母系附屬公司之重大交易如下：

	截至十二月三十一日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
大廈管理服務費收入(註3)	**17,145**	17,449
租務佣金收入(註3)	**8,791**	6,635

簡明中期財務報表附註（未經審核）

廿七 關連人士的重大交易（續）

（乙）與聯營公司及共同控制公司交易

本集團與其聯營公司及共同控制公司之重大交易如下：

	截至十二月三十一日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元
其他利息收入（註2）	**17,171**	3,404
建築工程收入（註3）	**267,736**	468,888
專業費用收入（註1）	**31,938**	3,618
銷售佣金收入（註1）	**125,709**	1,606
租金支出（註1）	**12,649**	—

（丙）與關連公司交易

本集團與由本集團董事管理之基金之重大交易如下：

	截至十二月三十一日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元
建築工程收入（註3）	**26,285**	11,779

另外，本集團於二零零四年三月三十日與一關連公司簽定租賃合約以租用集團其下一投資物業單位，每月租金按承租租戶每月銷售額的8%計算，根據所簽定之租賃合約，該關連公司可享用由二零零四年四月一日至二零零四年九月三十日之免租期。期內截至二零零四年十二月三十一日止與該關連公司之租金收入及應收租金總數為港幣249,000元。

註：

(1) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(2) 利息收入乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(3) 此等交易為代付成本加上若干百份比之服務費用。

（丁）與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司在本公司或本集團之若干附屬公司及聯營公司擁有個別之權益，而本集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零四年十二月三十一日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣470,464,000元（二零零四年六月三十日—港幣470,464,000元）及港幣586,821,000元（二零零四年六月三十日—港幣586,821,000元），全部均無抵押。截至二零零三年及二零零四年十二月三十一日止六個月內，這些附屬公司及聯營公司並無就上述安排向李先生所控制或擁有之公司支付利息。

廿八 比較數字

由於修訂高速公路經營權之攤銷及橋之折舊準備之會計決策，部份比較數字已經作出調整，有關詳情載於附註二。

財務回顧

業績檢討

截至二零零四年十二月三十一日止之六個月內，集團的營業額約為港幣二十五億六千二百萬元，較上年度同期減少百份之二十七，主要由於期內建成之樓面面積較上年同期大幅減少。集團在期內的股東應佔溢利約為港幣十二億九千六百萬元，較上年度同期重列的股東應佔溢利港幣十億五千八百萬元(重列前為港幣十億五千二百萬元)增加百分之二十二。上述的溢利重列乃由於本集團由二零零四年七月一日起採納會計實務準則第廿二項解釋有關本集團附屬公司基建業務之攤銷及折舊處理的新會計決策。

集團之物業發展業務在上半年所錄得的營業額較上年度同期減少百分之六十二，為港幣五億六千九百萬元反映期內建成樓面面積之減少。但此業務由於利潤邊際改善而錄得約港幣一億一千九百萬元之溢利，相對上年度同期錄得之港幣一千六百六十萬元之溢利。

集團於本上半年度之毛租金收入約為港幣十一億一千三百萬元，相對上年度同期錄得之十億九千六百萬元增加百份之二，反映經濟情況已改善。而在六個月期內來自出租物業之營運溢利約為港幣六億七千萬元，較上年度同期之港幣六億四千三百萬元增加百分之四。

集團的財務業務主要為提供樓宇按揭貸款予旗下物業單位之買家而收取利息，由於期內貸款金額減少，所以於期內為集團帶來約港幣四千二百二十萬元之溢利，相對上年度同期錄得之港幣五千零一十萬元。

集團的建築業務主要承做集團旗下發展項目之建造工程，於期內提供約港幣五千五百七十萬元之盈利貢獻，較上年度同期增加百分之一百二十一。

集團主要透過旗下一間附屬公司「中國投資集團有限公司」，於國內經營基建項目所產生的業績約為港幣一億零七百二十萬元，相對上年度同期重列後錄得之港幣五千八百六十萬元(重列前為港幣六千九百七十萬元)，主要由於集團位於杭州之收費橋樑車流增加所致。

集團之酒店業務在上半年度提供約港幣三千零六十萬元之盈利貢獻，較上年度同期增加百分之四十四，主要受惠於旅遊業強勁復甦而帶動之酒店租金及入住率增加。集團之百貨業務錄得經營溢利約為港幣一千二百七十萬元，較上年度同期增加百分之十九，主要受惠於本港消費意慾及旅客的增長。

集團之其他業務在上半年度總共提供約為港幣六千六百萬元之盈利貢獻，相對上年度同期錄得的港幣三千六百萬元盈利。

集團應佔聯營公司在本期內之溢利減虧損約為港幣八億四千一百萬元，較上年同期增加百分之三十二。當中集團應佔三間上市聯營公司之盈利於期內為集團提供約港幣七億三千萬元，相對上年度同期所錄得的港幣六億一千九百萬元，反映公用事業、物業及酒店經營環境之改善。同期內，集團旗下主要參與物業發展及物業投資的共同控制公司錄得大幅增加至約港幣九千一百萬元的溢利，相對於上年同期錄得之港幣五千二百萬元之溢利。

財務來源及資金流動性

截至二零零四年十二月三十一日，集團之股東權益約為港幣六百二十一億一千萬元，比對截至二零零四年六月三十日重列後之港幣六百一十二億零七百萬元(重列前為港幣六百一十二億三千六百萬元)增加百分之一。本集團財政狀況穩健，資本雄厚及負債情況相對保持於低水平。截至半年結日，集團之銀行淨借貸加上未償還有擔保可換股份債券之總額在扣除所持現金約港幣三十一億八千八百萬元後約為港幣一百二十一億一千四百萬元。除一間集團附屬公司之小部份銀行借貸外，本集團所有之銀行借貸均無抵押及大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來持續現金流入，令集團具備充裕之財務資源應付日常業務運作及未來業務擴展之用。

集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團截至二零零四年十二月三十一日及二零零四年六月三十日之銀行借貸及未償還借貸(包括有擔保可換股份債券)之償還期分別概述如下：

	二零零四年十二月三十一日 港幣千元	二零零四年六月三十日 港幣千元
償還期：		
一年內	**1,104,639**	1,249,053
一年後及兩年內	**5,270,061**	2,808,744
兩年後及五年內	**3,176,822**	1,191,381
有擔保可換股份債券	**5,750,000**	5,750,000
銀行借貸及有擔保可換股份債券總額	**15,301,522**	10,999,178
減：銀行存款及現金	**(3,187,793)**	(3,803,055)
銀行及有擔保可換股份債券淨借貸總額	**12,113,729**	7,196,123

借貸比率

以集團銀行及有擔保可換股份債券淨借貸總額相對股東權益比例計算之借貸比率，由二零零四年六月三十日之百份之十一點八上升至本半年結日之百分之十九點五。期內，向同母系附屬公司之借款減少港幣四十一億零七百萬元，足以大幅抵銷期內銀行借貸及有擔保可換股份債券之港幣四十三億零二百萬元之增加。集團在期內撥作資本性支出前之利息支出減少至約港幣八千八百萬元。本財政年度上半年之經營溢利為港幣九億六千三百萬元，相對撥作資本化支出前的利息支出港幣八千八百萬元之比率為十一倍，相對上年度同期末重列後之比率為六倍。

利率風險及外滙風險

本集團之融資及庫務事務乃由中央管理層執管。集團之融資安排以港幣為主。本集團之銀行借貸主要由國際性銀行在香港提供，而貸款利息主要是按香港銀行同業拆息基準加若干議定之息差計算，故屬浮息性質。為了有效地控制集團將來之借貸成本，本集團藉著本地的息率低企已在恰當時鎖定一年或較長期息率，從而拆入定息貸款來配合集團部份之中期資金需求，或就一部份銀行貸款簽訂港幣掉期合約。而於本半年年結借款港幣五十七億五千萬元之有擔保可換股份債券定息為年利率百分之一。

本集團之上市附屬公司，恒基中國集團有限公司，於期內借入及用於國內物業項目上之貸款較少部份為人民幣。同時，集團另一間附屬公司，中國投資集團有限公司，用於國內基建項目的銀行貸款亦有部份為人民幣。但整體而言，本集團之核心業務並無顯著之外滙風險。集團素來對金融衍生工具的運用抱嚴謹態度，並只用作管理貸款之利息及外滙風險，而集團在期內並無簽訂任何貨幣掉期合約。

資本性承擔

截至二零零四年十二月三十一日，集團之資本性承擔額為港幣七十三億二千一百萬元，相對截至二零零四年六月三十日所錄得港幣七十五億六千二百萬元。而截至本半年結日，集團就其在香港及國內未來發展等費用已由董事局批准但尚未簽約之承擔為港幣五十四億七千萬元， 相對截至二零零四年六月三十日所錄得港幣五十七億零五百萬元。

或然負債

截至二零零四年十二月三十一日，集團之或然負債約為港幣二十四億六千九百萬元，較截至二零零四年六月三十日所錄得的約港幣二十五億三千八百萬元下降百分之三。此等或然負債主要包含恒基兆業地產有限公司向商業銀行就共同控制公司及聯營公司之銀行貸款提供之擔保。

資金及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

僱員

本集團於二零零四年十二月三十一日有約6,600名全職聘用之僱員，而於去年十二月三十一日全職聘用之僱員數目約6,100名。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基中國集團有限公司(「恒基中國」)或其任何附屬公司聘用之僱員、恒基中國或其附屬公司之董事(不論為執行或非執行董事)及顧問，可獲授予恒基中國股份期權，按恒基中國於二零零三年十二月一日股東特別大會上批准之認購股份期權計劃之規定及條款，認購恒基中國股份。

截至二零零四年十二月三十一日止六個月之僱員總成本為港幣四億零八百萬元，而去年同期之僱員總成本為港幣三億七千一百萬元。

其他資料

循環貸款協議載有關於控股股東須履行的條件

本公司已於二零零四年九月十七日公佈披露，本公司一間全資附屬公司及恒基兆業發展有限公司(「恒發」)之一間全資附屬公司，作為個別借款人，向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額(「該貸款」)，而該貸款分別由本公司及恒發作出個別擔保。

就該貸款而言，若本公司不再持有及控制最少恒發已發行股本之51%，或若本公司或恒發不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則該貸款可能即時到期及須於收到通知時償還。

向聯屬公司提供財務資助

於二零零四年十二月三十一日，本公司已發行股份數目為1,814,580,000股。按緊接二零零四年十二月三十一日前五個營業日(即由二零零四年十二月二十三日至二零零四年十二月三十日止(包括首尾兩天))的平均收市價每股港幣40.44元為基準計算，本公司於二零零四年十二月三十一日之市值為港幣七百三十三億八千一百六十萬元(「市值」)。

於二零零四年十二月三十一日，本集團已向若干聯屬公司提供財務資助及為其提供擔保，總額為港幣一百三十九億四千五百萬元，合共超逾市值之8%。根據上市規則第13.22條，此等聯屬公司於二零零四年十二月三十一日之備考合併資產負債表及本集團於同日應佔此等聯屬公司之權益如下：

	合併 港幣百萬元	本集團 應佔權益 港幣百萬元
非流動資產	44,915	14,946
流動資產	8,802	3,011
流動負債	(9,986)	(4,450)
流動負債淨值	(1,184)	(1,439)
總資產減流動負債	43,731	13,507
非流動負債	(36,571)	(11,291)
資產淨額	7,160	2,216

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

期後，本公司之全資附屬公司Henson International Finance Limited(「Henson」)於二零零五年二月十四日按照票據持有人作出之選擇，以本金金額之92%贖回Henson在二零零四年二月所發行本金金額港幣5,750,000,000元之二零零六年到期1%可換股擔保票據(「可換股票據」)其中之本金金額合共港幣5,561,300,000元。可換股票據可按每股港幣48.96元之轉換價(可在規限下調整)轉換為本公司普通股股份。於贖回後，尚餘可換股票據之本金金額為港幣188,700,000元。尚餘之可換股票據將於二零零六年二月九日到期日以其本金金額之82%及應計利息贖回，除非於該日前已贖回、轉換或購買及註銷。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零四年十二月三十一日止之中期業績報告。

企業管治

截至二零零四年十二月三十一日止六個月內，除本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無訂明任期外，據董事所知並無任何資料可合理地顯示本公司於該六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)期內適用之附錄14所載之最佳應用守則。本公司於二零零五年一月三日訂明所有非執行董事(包括獨立非執行董事)之任期將於二零零七年十二月三十一日屆滿。

本公司已採納上市規則標準守則為其本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
秘書
葉盈枝　謹啟

香港，二零零五年三月十七日

於本報告日期，本公司董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李鏡禹、馮李煥琼、梁昇、劉壬泉、李寧、郭炳濠、何永勳、葉盈枝及孫國林；(2)非執行董事：羅德丞、胡寶星、梁希文、李王佩玲、李達民、簡福飴、梁雲生(羅德丞之替代董事)及胡家驃(胡寶星之替代董事)；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零四年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股（除文義另有所指外）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1			1,122,938,300		1,122,938,300	61.88
	李家傑	1				1,122,938,300	1,122,938,300	61.88
	李家誠	1				1,122,938,300	1,122,938,300	61.88
	李　寧	1		1,122,938,300			1,122,938,300	61.88
	李達民	2	498,000				498,000	0.03
	羅德丞	3	11,000				11,000	0.00
	李王佩玲	4	30,000				30,000	0.00
	簡福飴	5		24,000			24,000	0.00
	李鏡禹	6	26,400	16,500	19,800		62,700	0.00
	馮李煥琼	7	1,000,000				1,000,000	0.06
	梁　昇	8	85,600				85,600	0.00
	何永勳	9	100				100	0.00
	胡家驃	10		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	11	34,779,936		2,075,859,007		2,110,638,943	74.92
	李家傑	11				2,075,859,007	2,075,859,007	73.68
	李家誠	11				2,075,859,007	2,075,859,007	73.68
	李　寧	11		2,075,859,007			2,075,859,007	73.68
	李達民	12	6,666				6,666	0.00
	羅德丞	13	404,375				404,375	0.01
	李鏡禹	14	959,028	42,711			1,001,739	0.04
	梁　昇	15	150,000				150,000	0.01
	何永勳	16	1,100				1,100	0.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基中國集團有限公司	李兆基	17			325,133,977		325,133,977	65.32
	李家傑	17				325,133,977	325,133,977	65.32
	李家誠	17				325,133,977	325,133,977	65.32
	李　寧	17		325,133,977			325,133,977	65.32
	胡家驃	18	544,802				544,802	0.11
恒基數碼科技有限公司	李兆基	19	173,898		4,244,996,094		4,245,169,992	84.90
	李家傑	19				4,244,996,094	4,244,996,094	84.90
	李家誠	19				4,244,996,094	4,244,996,094	84.90
	李　寧	19		4,244,996,094			4,244,996,094	84.90
	李達民	20	33				33	0.00
	羅德丞	21	2,021				2,021	0.00
	林高演	22	55				55	0.00
	李鏡禹	23	4,795	588			5,383	0.00
	梁　昇	24	750				750	0.00
	何永勳	25	5				5	0.00
香港中華煤氣有限公司	李兆基	26	3,226,174		2,157,017,776		2,160,243,950	38.47
	李家傑	26				2,157,017,776	2,157,017,776	38.42
	李家誠	26				2,157,017,776	2,157,017,776	38.42
	李　寧	26		2,157,017,776			2,157,017,776	38.42
香港小輪(集團)有限公司	李兆基	27	7,799,220		111,636,090		119,435,310	33.52
	李家傑	27				111,636,090	111,636,090	31.33
	李家誠	27				111,636,090	111,636,090	31.33
	李　寧	27		111,636,090			111,636,090	31.33
	林高演	28	150,000				150,000	0.04
	馮李煥琼	29	465,100				465,100	0.13
	梁希文	30	2,250				2,250	0.00
	吳樹熾	31	186,030				186,030	0.05
美麗華酒店企業有限公司	李兆基	32			255,188,250		255,188,250	44.21
	李家傑	32				255,188,250	255,188,250	44.21
	李家誠	32				255,188,250	255,188,250	44.21
	李　寧	32		255,188,250			255,188,250	44.21
	簡福飴	33		20,000			20,000	0.00
	胡寶星	34	2,705,000		2,455,000		5,160,000	0.89

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	35			8,190（普通股A股）		8,190（普通股A股）	100.00
	李兆基	36			3,510（無投票權B股）		3,510（無投票權B股）	100.00
	李兆基	37	35,000,000（無投票權遞延股份）		15,000,000（無投票權遞延股份）		50,000,000（無投票權遞延股份）	100.00
	李家傑	35				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家傑	36				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家傑	37				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李家誠	35				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家誠	36				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家誠	37				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李　寧	35		8,190（普通股A股）			8,190（普通股A股）	100.00
	李　寧	36		3,510（無投票權B股）			3,510（無投票權B股）	100.00
	李　寧	37		15,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）	30.00
Best Homes Limited	李兆基	38			26,000		26,000	100.00
	李家傑	38				26,000	26,000	100.00
	李家誠	38				26,000	26,000	100.00
	李　寧	38		26,000			26,000	100.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
中國投資集團有限公司	胡家驃	39			16,000		16,000	5.33
精威置業有限公司	梁希文	40			5,000		5,000	4.49
	胡寶星	41			3,250		3,250	2.92
威永投資有限公司	李家傑	42			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼	43	2,000				2,000	20.00
盈基發展有限公司	馮李煥琼	44	50				50	5.00
興輝置業有限公司	李家傑	45			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	46			100		100	100.00
	李家傑	46				100	100	100.00
	李家誠	46				100	100	100.00
	李　寧	46		100			100	100.00
美福發展有限公司	李家傑	47			3,050*	3,050*	3,050	33.33
寶麟發展有限公司	李家傑	48			5	5	10	100.00
Pettystar Investment Limited	李兆基	49			3,240		3,240	80.00
	李家傑	49				3,240	3,240	80.00
	李家誠	49				3,240	3,240	80.00
	李　寧	49		3,240			3,240	80.00
Quickcentre Properties Limited	李家傑	50			1	1	2	100.00
兆誠國際有限公司	李家傑	51			25	75	100	100.00

* 　敘述同一股份

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

認購附屬公司股份之股份期權

(i) 恒基數碼科技有限公司

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之股份期權，可按恒基數碼之首次公開招股前認購股份期權計劃(「恒基數碼首次認購股份期權計劃」)之規定及條款，認購恒基數碼股份。該等董事分別擁有恒基數碼股份期權之權益如下：

董事姓名	於二零零四年七月一日可認購股份數目	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零四年十二月三十一日尚未行使之可認購股份數目
李兆基	2,400,000	—	—	2,400,000	—
林高演	1,200,000	—	—	1,200,000	—
李家傑	1,200,000	—	—	1,200,000	—
李家誠	1,200,000	—	—	1,200,000	—
葉盈枝	1,200,000	—	—	1,200,000	—
郭炳濠	600,000	—	—	600,000	—
李　寧	400,000(註52)	—	—	400,000	—
何永勳	400,000	—	—	400,000	—
孫國林	400,000	—	—	400,000	—

恒基數碼四名僱員擁有恒基數碼首次認購股份期權計劃之股份期權詳情如下：

授予日期	於二零零四年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零四年十二月三十一日尚未行使之可認購股份總數
28/06/2000	1,850,000	—	—	1,850,000	—

三十九名其他參與人擁有恒基數碼首次認購股份期權計劃之股份期權詳情如下：

授予日期	於二零零四年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零四年十二月三十一日尚未行使之可認購股份總數
28/06/2000	16,650,000	—	—	16,650,000	—

上述董事、僱員及其他參與人按恒基數碼首次認購股份期權計劃之規定及條款，可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。按恒基數碼首次認購股份期權計劃授予上述本公司董事、恒基數碼僱員及其他參與人之所有股份期權已於二零零四年七月十四日逾期作廢。

購買股份或債券之安排(續)

恒基數碼一名僱員擁有恒基數碼之認購股份期權計劃(「恒基數碼認購股份期權計劃」)之股份期權詳情如下：

授予日期	於二零零四年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零四年十二月三十一日尚未行使之可認購股份總數
04/10/2000	100,000	—	—	100,000	—

恒基數碼之僱員按恒基數碼認購股份期權計劃之規定及條款，可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日(接納股份期權之日)起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。按恒基數碼認購股份期權計劃授予上述恒基數碼僱員之股份期權已於二零零四年九月三十日逾期作廢。

於二零零四年十二月三十一日，恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃均無任何尚未行使之股份期權。

除上述披露外，恒基數碼於二零零四年十二月三十一日止期內概無按恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

(ii) 恒基中國集團有限公司

下列本公司董事獲授本公司之附屬公司恒基中國集團有限公司(「恒基中國」)之股份期權，可按恒基中國之認購股份期權計劃(「恒基中國認購股份期權計劃」)之規定及條款，認購恒基中國股份。該等董事分別擁有恒基中國股份期權之權益如下：

董事姓名	授予日期	於二零零四年七月一日可認購股份數目	認購期	於期內獲授予之可認購股份數目	於期內獲行使之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零四年十二月三十一日尚未行使之可認購股份數目
林高演	21/02/2001	1,500,000	21/08/2001–20/08/2004	—	—	1,500,000	—
李家傑	02/05/2001	1,500,000	02/11/2001–01/11/2004	—	—	1,500,000	—

上述董事按恒基中國認購股份期權計劃之規定及條款，可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份股份期權。授予林高演先生及李家傑先生之股份期權已分別於二零零四年八月二十一日及二零零四年十一月二日逾期作廢。

於二零零四年十二月三十一日，恒基中國認購股份期權計劃均無任何尚未行使之股份期權。

除上述披露外，恒基中國於二零零四年十二月三十一日止期內概無按恒基中國認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零四年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	1,122,938,300	61.88
Riddick (Cayman) Limited (附註1)	1,122,938,300	61.88
Hopkins (Cayman) Limited (附註1)	1,122,938,300	61.88
恒基兆業有限公司(附註1)	1,122,745,800	61.87
Glorious Asia S.A. (附註1)	538,437,300	29.67
Believegood Limited (附註1)	222,045,300	12.24
主要股東以外之人士：		
Cameron Enterprise Inc. (附註1)	145,090,000	8.00

附註：

1 該股份中，(i)570,743,800股由恒基兆業有限公司(「恒兆」)擁有；(ii)恒兆之全資附屬先樂置業有限公司及Mightygarden Limited分別擁有7,092,000股及870,100股；(iii)Glorious Asia S.A.之全資附屬Believegood Limited、Cameron Enterprise Inc.、Prosglass Investment Limited、Fancy Eye Limited及Spreadral Limited分別擁有222,045,300股、145,090,000股、61,302,000股、55,000,000股及55,000,000股，而Glorious Asia S.A.為恒兆全資擁有；(iv)5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣36.91%，恒基兆業地產有限公司(「恒地」)持有恒發73.48%，而恒兆則持有恒地61.87%；及(v)192,500股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

2 該股份由李達民先生實益擁有。

3 該股份由羅德丞先生實益擁有。

4 該股份由李王佩玲女士實益擁有。

5 該股份由簡福飴先生之妻子擁有。

6 該股份中，李鏡禹先生實益擁有26,400股，而其餘之36,300股股份中，(i)16,500股由其妻子擁有；及(ii)19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

7 該股份由馮李煥琼女士實益擁有。

8 該股份由梁昇先生實益擁有。

9 該股份由何永勳先生實益擁有。

10 該股份由胡家驃先生之妻子擁有。

11 該股份中，李兆基博士實益擁有34,779,936股，而其餘之2,075,859,007股股份中，(i)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股；及(ii)5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生(列載於附註1)及恒發的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

12 該股份由李達民先生實益擁有。

13 該股份由羅德丞先生實益擁有。

14 該股份中，李鏡禹先生實益擁有959,028股，而其餘之42,711股由其妻子擁有。

15 該股份由梁昇先生實益擁有。

16 該股份由何永勳先生實益擁有。

17 該股份中，恒地全資擁有之Brightland Enterprises Limited之全資附屬Primeford Investment Limited、Timsland Limited及Quantum Overseas Limited分別擁有175,000,000股、75,233,977股及74,900,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註1)及恒基中國集團有限公司(「恒中」)的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

18 該股份由胡家驃先生實益擁有。

19 該股份中，李兆基博士實益擁有173,898股，而其餘之4,244,996,094股股份中，(i)902,700,000股由煤氣投資有限公司之全資附屬Technology Capitalization Limited擁有，煤氣投資有限公司為煤氣全資擁有；(ii)3,333,213,616股由Best Selection Investments Limited之全資附屬Felix Technology Limited擁有，Best Selection Investments Limited為恒發全資擁有；(iii)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有4,014,271股、1,816,644股、1,714,027股、1,086,250股及423,211股；及(iv)28,075股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒發、恒地及富生(列載於附註1、11及26)及恒基數碼科技有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

20 該股份由李達民先生實益擁有。

21 該股份由羅德丞先生實益擁有。

22 該股份由林高演先生實益擁有。

23 該股份中，李鏡禹先生實益擁有4,795股，而其餘之588股由其妻子擁有。

24 該股份由梁昇先生實益擁有。

25 該股份由何永勳先生實益擁有。

26 該股份中，李兆基博士實益擁有3,226,174股，而其餘之2,157,017,776股股份中，(i)恒發全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,159,024,597股及484,225,002股；(ii)429,321,946股由恒發之全資附屬Macrostar Investment Limited擁有；(iii)3,966,472股由恒兆之全資附屬Mightygarden Limited擁有；及(iv)80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生（列載於附註1及11）及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

27 該股份中，李兆基博士實益擁有7,799,220股，而其餘之111,636,090股股份中，(i)恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii)41,436,090股由恒發全資擁有之Max-mercan Investment Limited之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註11）及香港小輪（集團）有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

28 該股份由林高演先生實益擁有。

29 該股份由馮李煥琼女士實益擁有。

30 該股份由梁希文先生實益擁有。

31 該股份由吳樹熾博士實益擁有。

32 該股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註11）及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

33 該股份由簡福飴先生之妻子擁有。

34 該股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由其擁有50%之芳芬有限公司擁有。

35 Hopkins作為單位信託之受託人持有該股份。

36 Hopkins作為單位信託之受託人持有該股份。

37 該股份中，李兆基博士實益擁有35,000,000股，而其餘之15,000,000股由富生擁有。

38 該股份中，(i)10,400股由恒地擁有；(ii)2,600股由恒兆擁有；及(iii)13,000股由Manifest Investments Limited擁有之Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc. 及Furnline Limited各擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

39 該股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

40 該股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

41 該股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

42 該股份中，(i)5,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)5,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

43 該股份由馮李煥琼女士實益擁有。

44 該股份由馮李煥琼女士實益擁有。

45 該股份中，(i)4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

46 該股份中，(i)80股由恒地之全資附屬達榮發展有限公司擁有；(ii)10股由恒兆之全資附屬恒基財務有限公司擁有；及(iii)Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各擁有5股。

47 該股份由Quickcentre Properties Limited擁有，而李家傑先生全資擁有之Applecross Limited與恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司各擁有Quickcentre Properties Limited 50%。

48 該股份中，(i)5股由李家傑先生全資擁有之恒建發展有限公司擁有；及(ii)5股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

49 該股份中，(i)3,038股由恒地擁有；及(ii)202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

50 該股份中，(i)1股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)1股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

51 該股份中，(i)25股由李家傑先生全資擁有之崇基國際有限公司擁有；及(ii)75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

52 該可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之股份期權，而該股份期權已於二零零四年七月十四日逾期作廢。



致恒基兆業地產有限公司董事局獨立審閱報告

引言

我們已審閱貴公司刊於第9頁至第31頁的簡明中期財務報表。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須以符合上市規則中相關的規定及香港會計師公會頒布的《會計實務準則》第25號－「中期財務報告」的規定編製簡明中期財務報表。簡明中期財務報表由董事負責，並經董事核准通過。

我們的責任是根據我們審閱工作的結果，對簡明中期財務報表提出獨立結論，並按照我們雙方所協定的應聘條款，僅向整體董事局報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會頒布的《核數準則》第700號－「中期財務報表的審閱」進行審閱，審閱範圍只包括截至二零零四年十二月三十一日止六個月的資料，並不包括截至二零零三年十二月三十一日止六個月的比較資料。

審閱工作主要包括向集團管理層作出查詢及分析簡明中期財務報表，評估簡明中期財務報表中會計決策是否貫徹運用，賬項編列是否一致；賬項中另有說明的特別情況除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對簡明中期財務報表發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，我們並沒有察覺在簡明中期財務報表內所披露截至二零零四年十二月三十一日止六個月的資料需要作出任何重大的修訂。

在無需修訂我們對截至二零零四年十二月三十一日止六個月資料的審閱結論為前題下，由於我們並沒有對截至二零零三年十二月三十一日止六個月的比較資料進行審閱，因此，我們沒有對這些比較資料作出審閱結論。

畢馬威會計師事務所
執業會計師

香港，二零零五年三月十七日



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

72-76/F, TWO INTERNATIONAL FINANCE CENTRE
8 FINANCE STREET, CENTRAL, HONG KONG
TEL: (852) 2908 8888 FAX: (852) 2908 8838
WEBSITE: www.hld.com

香港中環金融街八號
國際金融中心二期七十二至七十六樓
電話：(852) 2908 8888 傳真：(852) 2908 8838
網址：www.hld.com